Exhibit 99.1

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Media release

Rio Tinto announces a 10 per cent increase in underlying earnings to $10.2 billion and 15 per cent increase in full year dividend

13 February 2014

Rio Tinto chief executive Sam Walsh said “These strong results reflect the progress we are making to transform our business and demonstrate how we are fulfilling our commitments to improve performance, strengthen the balance sheet and deliver greater value for shareholders. We have achieved underlying earnings of $10.2 billion, exceeded our cost reduction targets and set production records. In turn, this has enhanced our cash flow generation and lowered net debt. The 15 per cent increase in our dividend reflects our confidence in the business and its attractive prospects.”

  Underlying earnings of $10.2 billion were up ten per cent on 2012.

  Operating cash cost improvements of $2.3 billion exceeded the 2013 target of $2.0 billion.

  Exploration and evaluation savings delivered $1 billion, against the 2013 target of $750 million.

  Production records set for iron ore, bauxite and thermal coal and a strong recovery in copper volumes. Iron ore volumes were bolstered by the completion in August of the Pilbara phase one infrastructure expansion to 290 Mt/a, with ramp-up on track to reach nameplate capacity before the end of the first half of 2014.

  Net earnings of $3.7 billion reflect non-cash exchange losses of $2.9 billion and impairments of $3.4 billion, notably the impairment of a previous non-cash accounting uplift on first consolidation of Oyu Tolgoi, a project overrun at Kitimat and the previously announced curtailment of the Gove alumina refinery.

  Cash flows from operations of $20.1 billion were up 22 per cent and capital expenditure was down 26 per cent to $12.9 billion.

  Net debt reduced to $18.1 billion at 31 December 2013, $4.0 billion down on the half year and $1.1 billion down on the previous year end.

  15 per cent increase in full year dividend to 192 cents per share reflects the sustainable growth of the business.

Year to 31 December
(All amounts are US$ millions unless otherwise stated)	2013	2012	Change
Underlying earnings[1]	10,217	9,269	+10%
Net earnings / (loss)[1]	3,665	(3,028)	n/a
Cash flows from operations	20,131	16,521	+22%
Capital expenditure	12,944	17,575	-26%
Underlying earnings per share – US cents	553.1	501.3	+10%
Basic earnings / (loss) per share from continuing operations – US	198.4		n/a
cents		(163.4)
Ordinary dividends per share – US cents	192.0	167.0	+15%

The financial results are prepared in accordance with IFRS and are unaudited. [1]Underlying earnings is the key financial performance indicator which management uses internally to assess performance. It is presented here to provide greater understanding of the underlying business performance of the Group’s operations attributable to the owners of Rio Tinto. Net earnings and underlying earnings relate to profit attributable to owners of Rio Tinto. Underlying earnings is defined and reconciled to net earnings on page 48. Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting policies’ on pages 40 to 45.

Continues	Page 2 of 50

Results for the year ended 31 December 2013

Improving performance through cost reductions and production records

  $2.3 billion of operating cash cost improvements, exceeding $2 billion target for 2013. On track to achieve the $3 billion operating cash cost improvement target in 2014 compared with 2012.

  $1 billion reduction in exploration and evaluation spend to $948 million in 2013, exceeding the reduction target of $750 million by more than a third. Exploration and evaluation spend to be sustained at around this level in 2014 and beyond.

  Net headcount reduction of 4,000 across the Group’s managed operations during 2013, after taking into account new roles in the Iron Ore group to support the expansions. A further 3,300 roles left the Group through divested businesses.

  Strong operational performance with annual production records set for iron ore, bauxite and thermal coal and recovery in copper volumes.

  Tough decisions are being taken to re-shape the aluminium business. In 2013, Rio Tinto closed, curtailed or divested six non-core aluminium assets, including the suspension of production at the Gove alumina refinery to focus on the bauxite operations.

Strengthening our balance sheet by enhancing operating cash flows and reducing capex

  Cash flows from operations of $20.1 billion, up 22 per cent on 2012, reflect the cost reduction initiatives and record volumes.

  Capital expenditure reduced 26 per cent to $12.9 billion with the completion of five major capital projects. Reduction of $1.9 billion in sustaining capex.

  2014 capex expected to be less than $11 billion with 2015 capex at around $8 billion.

  Net debt reduced to $18.1 billion at 31 December 2013, $4.0 billion down on 30 June 2013 and $1.1 billion lower than at 31 December 2012.

  Net debt declined further in January 2014, following inflows of $1.2 billion from minority shareholders relating to the Turquoise Hill Resources rights issue. Increased tax outflows are expected in 2014 in Australia following a transition to monthly payments.

  Debt reduction to sustain a strong balance sheet will remain a priority in 2014.

Delivering results with the completion of five major capital projects in 2013

  Oyu Tolgoi copper-gold open pit mine and concentrator commissioned on time and now operating at design capacity.

  Phase one Pilbara iron ore expansion to 290 Mt/a delivered its first shipment in August, four months ahead of schedule and $400 million below budget, with the ramp-up on track to reach nameplate capacity before the end of the first half of 2014.

  Argyle diamonds underground mine, Kestrel coking coal mine extension and AP60 aluminium smelter all commenced production in 2013.

  Actively re-shaping the portfolio by selling non-core businesses. Divestments totalling $3.5 billion announced or completed in 2013, including a binding agreement for the sale of the Clermont thermal coal mine for just over $1 billion due to complete in the first half of 2014.

  Breakthrough pathway announced for the further expansion of the Pilbara at around $3 billion lower capital expenditure than previously estimated.

Continues	Page 3 of 50

Net earnings and underlying earnings

In order to provide additional insight into the performance of its business, Rio Tinto reports underlying earnings. The differences between underlying earnings and net earnings are set out in the following table (all numbers are after tax and minorities).

Year ended 31 December	2013	2012
	US$m	US$m
Underlying earnings	10,217	9,269
Items excluded from underlying earnings
Impairment charges	(3,428)	(14,360)
Gains and losses on consolidation and disposal of interests in
businesses	847	827
Exchange (losses)/gains on debt / mark-to-market derivative
movements	(2,731)	550
Recognition of deferred tax asset following introduction of MRRT	-	1,130
Restructuring costs including global headcount reduction	(367)	(77)
Write-off of deferred stripping costs and other assets at Kennecott
Utah Copper	(283)	-
Adjustments to Clermont and Blair Athol following reclassification
to disposal groups held for sale	(173)	-
Other	(417)	(367)

Net earnings / (loss)	3,665	(3,028)

Excluded items principally reflect non- cash exchange losses of $2.9 billion and impairments of $3.4 billion, notably the impairment of a previous non-cash accounting uplift on first consolidation of certain assets from Turquoise Hill (including Oyu Tolgoi), a project overrun which diminished the value of the associated intangible assets at Kitimat and the previously announced curtailment of the Gove alumina refinery. Further explanation on excluded items is given on pages 5 to 6. A detailed reconciliation from underlying earnings to net earnings, which includes pre-tax amounts plus additional explanatory notes, is given on page 48.

Continues	Page 4 of 50
Commentary on the Group financial results The principal factors explaining the movements in underlying and net earnings are set out in the table below (all numbers are after tax and minorities).
			Net
		Underlying	(loss) /
		earnings	earnings
		US$m	US$m
2012
		9,269	(3,028)
Absence of gain on disposal / write down of exploration properties	(477)
Prices	(1,289)
Exchange rates	1,008
Volumes	538
General inflation and energy	(368)
Lower cash costs (pre-tax $2,279m)	1,559
Lower exploration and evaluation costs ($1,023m on a pre-tax consolidated basis)	557
Tax	(567)
Non cash / interest / other	(13)
Total changes in underlying earnings		948	948
Decrease in impairment charges			10,932
Movement in exchange differences and gains on debt and derivatives			(3.281)
Recognition of deferred tax asset following introduction of MRRT in 2012			(1,130)
Restructuring costs from global headcount reduction			(290)
Write-off of deferred stripping costs and other assets at Kennecott Utah Copper			(283)
Adjustments to Clermont/Blair Athol following reclassification to disposal groups held for sale			(173)
Other movements			(30)

2013		10,217	3,665

Absence of gain on disposal / write down of exploration propertie
In 2013, the Group wrote down its investment in Northern Dynasty Minerals (NDM), which owns 100 per cent of the Pebble Project in the Bristol Bay region of western Alaska, by $131 million following the announcement of a strategic review. In 2012, Rio Tinto reported net gains of $346 million on divestment of various exploration properties, including its interests in Extract Resources and Kalahari Minerals. The impact of the NDM write-down and the absence of these gains lowered underlying earnings by $477 million compared with 2012.

Prices
The effect of price movements on all major commodities in 2013 was to decrease underlying earnings by $1,289 million compared with 2012.

The average Platts price for 62 per cent iron Pilbara fines was three per cent higher on average compared with 2012 while hard coking coal benchmark prices were 24 per cent lower and thermal coal spot prices averaged 14 per cent lower. Copper prices were down eight per cent and LME prices for gold and aluminium averaged 16 and nine per cent lower, respectively.

Exchange rates
The US dollar strengthened significantly during 2013, in particular in the second half of the year. Compared with 2012, the US dollar, on average, rose by six per cent against the Australian dollar, by three per cent against the Canadian dollar and by 15 per cent against the South African Rand. The effect of all currency movements was to increase underlying earnings relative to 2012 by $1,008 million.

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Volumes
Volumes enhanced earnings by $538 million compared with 2012. These were achieved primarily in Iron Ore, where a new annual sales volume record was achieved, due to increased capacity at the Pilbara ports and productivity improvements. Volumes also rose in copper, from Escondida in line with higher ore grades and increased throughput, in bauxite from record production volumes, and in aluminium following the return of the Alma smelter to full production. These additional tonnes more than offset the impact of lower gold production at Kennecott Utah Copper and lower demand for titanium dioxide feedstocks.

Cash costs, exploration and evaluation
Rio Tinto made strong progress on its cost reduction programme and exceeded its 2013 targets. In 2013, the Group realised $2,279 million pre-tax ($1,559 million post-tax) in operating cash cost savings which exceeded the target of $2 billion.

Exploration and evaluation spend was reduced by $ 1,023 million (on a consolidated, pre-tax basis) which exceeded the target reduction of $750 million. Evaluation spend has been prioritised on those projects with the greatest potential to deliver value in the medium term, with spend on certain longer dated options reduced. On a net earnings basis, adjusted for minority interests, certain classification adjustments and taxation, this resulted in an earnings improvement of $557 million.

In 2013, the Group reduced headcount by 4,000, net of new roles in the Iron Ore group to support the Pilbara 290 expansion. A further 3,300 roles left the Group through divested assets.

Tax
The effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 35 per cent compared with 30 per cent in 2012. The increased charge was primarily attributable to the utilisation of the Minerals Resource Rent Tax (MRRT) deferred tax asset. The Group expects an effective tax rate in the range of 30 to 35 per cent in 2014.

Non-cash / interest / other
The group interest charge was $130 million higher than in 2012, mainly reflecting higher average net debt in 2013.

One- off costs in 2013 included an iron ore royalty payable to joint venture partners following a court decision ($128 million earnings impact).

Items excluded from underlying earnings
Total impairment charges of $3,428 million (post- tax and minorities) were recognised in 2013, of which $1,565 million related to the impairment of a previous non-cash accounting uplift on first consolidation of certain assets of Turquoise Hill (including Oyu Tolgoi). Goodwill, and mining properties at fair value, were recognised in accordance with IFRS when Rio Tinto obtained control, based on valuations prepared by external experts. The impairment charge therefore represents reversal of a substantial portion of the non-cash accounting uplift recognised by Rio Tinto on consolidation. It does not impact the financial statements of Oyu Tolgoi LLC.

An impairment charge of $1,293 million was also recognised relating to the Group’s aluminium businesses, primarily for the Gove alumina refinery ($ 555 million), following the 29 November 2013 announcement to curtail production, and for the Kitimat assets ($696 million) where a project overrun has been identified, which has diminished the value of the associated intangible assets.

In addition, there were net impairments of $570 million of other assets, of which $470 million related to Rio Tinto Coal Mozambique following a review of the development plan, discount rate and associated country risk premium, resulting in the recoverable value being below carrying value.

Gains and losses on consolidation and disposal of interests in businesses of $847 million relate primarily to a $596 million gain on disposal of Constellium and a $396 million gain on disposal of Northparkes offset by losses on disposal of other businesses.

Continues	Page 6 of 50

Non cash exchange and derivative losses of $2,731 million arose primarily on US dollar debt in non US dollar functional currency companies, and on intragroup balances, which are largely offset by currency translation gains recognised in equity. The quantum of US dollar debt, which will be repaid from US dollar sales receipts and US dollar divestment proceeds, is therefore unaffected.

During 2013, the Group incurred $367 million of restructuring costs associated with its ongoing cost reduction programme. These amounts have been excluded from underlying earnings.

In April 2013, the Kennecott Utah Copper mine experienced a slide along a geological fault line of its north-eastern wall. Charges of $283 million have been excluded from underlying earnings primarily comprising the write-off of certain deferred stripping assets and damaged equipment.

The excluded amount has decreased since the first half results following deduction of insurance proceeds received to date.

The Clermont and Blair Athol thermal coal mines have been reclassified to Disposals groups held for sale. This gave rise to the recognition of certain contractual obligations for product sales at Clermont and a lower rehabilitation obligation at Blair Athol. Both amounts have been excluded from underlying earnings as they are linked to the divestments.

In 2012, an after tax impairment charge of $14,360 million was recognised, of which $11,000 million related to the Group’s aluminium businesses. Net gains on consolidation and disposal of interests in businesses of $827 million related principally to Richards Bay Minerals and Turquoise Hill Resources. A deferred tax asset of $1,130 million was recognised in 2012 to reflect the deductibility for MRRT purposes of the market value of the Group’s Australian iron ore and coal assets, to the extent that recovery is probable.

Cash flow
 Cash flows from operations, including dividends from equity accounted units, were $20.1 billion, 22 per cent higher than 2012, reflecting the positive impact of higher volumes and the cost reduction initiatives. Tax payments in 2013 of $3.7 billion were $2.1 billion lower than in 2012. The stronger cash flows from operations and lower taxes drove net cash generated from operating activities 60 per cent higher to $15.1 billion.

Purchase of property, plant and equipment and intangible assets (net of proceeds of sales of fixed assets) declined by $4.6 billion or 26 per cent to $12.9 billion in 2013. Five major capital projects were completed during the year: the Pilbara iron ore mines and infrastructure expansion to 290 Mt/a in Western Australia, the Oyu Tolgoi copper-gold mine and concentrator in Mongolia, the Kestrel coking coal mine extension and expansion in Queensland, the Argyle diamond underground mine in Western Australia and the AP60 aluminium smelter in Quebec. Ongoing capital projects include the second phase expansion of the Pilbara iron ore infrastructure to 360 Mt/a, due to come onstream at the end of the first half of 2015, and the modernisation of the Kitimat aluminium smelter in British Columbia which is due to be complete in the first half of 2015 (subject to any additional capital required to complete the project receiving Board approval).

Net proceeds from disposals of subsidiaries, joint ventures and associates totalled $1.9 billion in 2013, primarily reflecting the sale of the Group’s interests in Northparkes, Constellium, Eagle and Altynalmas Gold. Additional cash inflows from disposals were reflected within Sales of financial assets and Dividends from equity accounted units. Total disposal proceeds in 2013 of $2.5 billion are presented after adjusting for working capital and other items.

Dividends paid in 2013 of $3.3 billion reflected the 15 per cent increase in the 2012 final dividend. In 2012, the Group bought back $1.5 billion of shares, as it completed its $7 billion share buy-back programme.

In 2012, the Group received $1.35 billion following completion of the agreement with Chalco to develop and operate the Simandou iron ore project in Guinea, as a reimbursement of proportional costs to date, and $0.9 billion from the Turquoise Hill Resources rights offering. These amounts were recognised as proceeds from issue of equity to non-controlling interests.

Statement of financial position
 Net debt (see page 35) decreased from $19.2 billion at 31 December 2012 to $18.1 billion at 31 December 2013 as operating cash inflows and divestment proceeds fully offset the outflows relating to capital expenditure and the increase in the dividend. Net debt to total capital was 25 per cent at 31 December 2013, unchanged from the prior year, and interest cover was 13 times (2012: 13 times).

Continues	Page 7 of 50

Adjusted total borrowings at 31 December 2013 were $28.3 billion. The weighted average cost of total borrowings was approximately four per cent and the weighted average maturity was around eight years. The maximum amount, within non-current borrowings, maturing in any one calendar year was $3.2 billion. At 31 December 2013, approximately two thirds of Rio Tinto’s total borrowings were at fixed interest rates.

In 2013, Rio Tinto issued $3.0 billion of fixed and floating rate bonds in US dollars. The offering comprised $1.0 billion of 3-year and $1.25 billion of 5.5-year fixed rate bonds at coupons of 1.375 per cent and 2.250 per cent respectively, and $250 million 2-year and $500 million 3-year floating rate bonds at coupons of three month US$ LIBOR plus 55 and 84 basis points respectively.

Cash and cash equivalents at 31 December 2013 were $10.2 billion.

Profit for the year
 Net earnings and underlying earnings, which are the focus of the commentary in this report, refer to amounts attributable to owners of Rio Tinto. Net earnings attributable to the owners of Rio Tinto in 2013 totalled $3,665 million (2012: loss of $3,028 million) . The Group recorded a profit in 2013 of $1,079 million (2012: loss of $3,027 million) of which a loss of $2,586 million (2012: profit of $1 million) was attributable to non-controlling interests.

Dividends
 The aim of Rio Tinto's progressive dividend policy is to increase the US dollar value of ordinary dividends over time. Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 11 February 2014 (the latest practicable date prior to the declaration of the dividend).

Ordinary dividend per share	2013	2012

Rio Tinto Group
Interim (US cents)	83.50	72.50
Final (US cents)	108.50	94.50
Total dividend (US cents)	192.00	167.00
Rio Tinto plc
Interim (pence)	54.28	46.43
Final (pence)	65.82	60.34
Total dividend (pence)	120.10	106.77
Rio Tinto Limited
Interim (Australian cents)	93.00	68.51
Final (Australian cents)	120.14	91.67
Total dividend (Australian cents)	213.14	160.18

Rio Tinto Limited shareholders will be paid dividends which are fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the foreseeable future.

Dividends will be paid on 10 April 2014 to Rio Tinto plc and ADR shareholders on the register at the close of business on 7 March 2014 and to Rio Tinto Limited shareholders on the register at the close of business on 12 March 2014. The ex-dividend date for Rio Tinto plc, Rio Tinto Limited and Rio Tinto ADR shareholders will be 5 March 2014.

Rio Tinto plc shareholders may elect to receive their dividend in Australian dollars, and Rio Tinto Limited shareholders may elect to receive their dividend in pounds sterling. Currency conversions will be determined by reference to the exchange rates applicable to pounds sterling and Australian dollars five business days prior to the dividend payment date. Currency elections must be registered by 20 March 2014 for both Rio Tinto plc and Rio Tinto Limited shareholders.

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ADR shareholders receive dividends in US dollars, which will be converted from pounds sterling by reference to the exchange rate applicable on 3 April 2014. This is likely to differ from the US dollar determining rate due to currency fluctuations.

As usual, Rio Tinto will operate its Dividend Reinvestment Plans, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website ( www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is 20 March 2014 for both Rio Tinto plc and Rio Tinto Limited shareholders. Purchases under the Dividend Reinvestment Plan are made on or as soon as practicable after the dividend payment date and at the prevailing market price. There is no discount available.

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Rio Tinto financial information by business unit

		Gross revenue (a)			EBITDA (b)			Net earnings (c)
		for the year ended			for the year ended			for the year ended
			31			31			31
		31	December		31	December		31	December
	Rio Tinto	December	Restated	(q)	December	Restated	(q)	December	Restated	(q)
	interest	2013	2012		2013	2012		2013	2012
	%	US$m	US$m		US$m	US$m		US$m	US$m
Iron Ore
Hamersley	100.0	19,142	17,832		13,131	11,993		7,968	7,593
Robe River (d)	53.0	4,491	4,353		3,380	3,150		1,600	1,549
Iron Ore Company of Canada	58.7	2,258	1,972		927	665		305	230
Product group operations		25,691	24,157		17,438	15,808		9,873	9,372
Evaluation projects/other		103	122		4	(129)		(15)	(125)
		25,994	24,279		17,442	15,679		9,858	9,247
Aluminium	(e)
Bauxite & Alumina		3,363	3,297		448	361		41	(57)
Primary Metal – North America		3,921	3,665		788	593		161	43
Primary Metal – EMEA		1,667	1,787		162	210		62	53
Primary Metal – Pacific		2,348	2,447		252	66		126	(92)
Other integrated operations		869	878		54	(38)		5	(40)
Intersegment		(2,773)	(2,713)		(20)	(12)		(13)	(9)
Integrated operations		9,395	9,361		1,684	1,180		382	(102)
Other product group items		2,866	2,650		123	124		99	92
Product group operations		12,261	12,011		1,807	1,304		481	(10)
Evaluation projects/other		202	159		87	66		76	64
		12,463	12,170		1,894	1,370		557	54
Copper
Kennecott Utah Copper	100.0	2,194	2,412		840	977		428	511
Escondida	30.0	2,566	2,566		1,453	1,597		777	835
Grasberg joint venture	(f)	39	17		2	2		(21)	(17)
Oyu Tolgoi	(g)	55	-		(225)	-		(90)	-
Palabora	(h)	526	1,072		105	64		42	3
Northparkes	(h)	351	453		227	247		141	144
Product group operations		5,731	6,520		2,402	2,887		1,277	1,476
Evaluation projects/other		185	141		(652)	(1,040)		(456)	(417)
		5,916	6,661		1,750	1,847		821	1,059
Energy
Rio Tinto Coal Australia	(i)	4,413	4,998		1,041	1,030		367	402
Rio Tinto Coal Mozambique	(j)	88	10		(114)	(64)		(142)	(92)
Rössing	68.6	309	352		44	3		4	(21)
Energy Resources of Australia	68.4	339	416		67	65		(95)	(131)
Product group operations		5,149	5,776		1,038	1,034		134	158
Evaluation projects/other		305	286		(132)	218		(101)	151
		5,454	6,062		906	1,252		33	309
Diamonds and Minerals
Diamonds	(k)	852	741		257	106		53	(25)
RTIT	(l)	2,251	2,232		728	793		264	409
Rio Tinto Minerals		657	656		205	215		131	140
Dampier Salt	68.4	404	416		43	23		7	(4)
Product group operations		4,164	4,045		1,233	1,137		455	520
Simandou iron ore project		-	-		(71)	(328)		(43)	(262)
Evaluation projects/other		29	11		(77)	(129)		(62)	(109)
		4,193	4,056		1,085	680		350	149
Other Operations	(m)	1,761	3,898		(401)	(527)		(281)	(582)
Intersegment transactions		(1,182)	(1.560)		(4)	(10)		(4)	(8)
Product Group Total		54,599	55.566		22,672	20,291		11,334	10.228
Other items					(995)	(928)		(730)	(750)
Exploration and evaluation					(168)	(118)		(145)	(97)
Net interest								(242)	(112)
Underlying earnings					21,509	19,245		10,217	9,269
Items excluded from underlying earnings		(24)	31		(556)	350		(6,552)	(12,297)
EBITDA/net earnings					20,953	19,595		3,665	(3,028)
Share of equity accounted unit sales and
intra-subsidiary/equity accounted units
sales		(3,404)	(4,655)
Depreciation & amortisation in
subsidiaries excluding capitalised
depreciation					(4,470)	(4,563)
Impairment charges					(7,545)	(16,918)
Depreciation & amortisation in equity
accounted units					(401)	(460)
Taxation and finance items in equity
accounted units					(625)	(49)
Consolidated sales revenue /
Profit/(Loss) on ordinary activities
before finance items and tax		51,171	50,942		7,912	(2,395)

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Rio Tinto financial information by business unit (continued)

		Capital			Depreciation &			Operating
		expenditure (n)			amortisation			assets (o)

		for the year to			for the year to			as at
		31 December			31 December			31 December
	Rio Tinto		Restated	(q)		Restated	(q)		Restated	(q)
	interest	2013	2012		2013	2012		2013	2012
	%	US$m	US$m		US$m	US$m		US$m	US$m

Iron Ore
Hamersley	100.0	4,296	4,831		1,097	1,048		14,256	14,636
Robe River (d)	53.0	2,184	1,579		364	308		5,242	4,731
Iron Ore Company of Canada	58.7	334	742		166	129		1,553	1,674
Other		–	–		–	–		11	16
		6,814	7,152		1,627	1,485		21,062	21,057
Aluminium	(e)
Bauxite & Alumina		310	559		362	367		5,063	5,975
Primary Metal – North America		1,565	1,706		539	517		10,084	10,524
Primary Metal – EMEA		163	304		68	140		1,818	1,644
Primary Metal – Pacific		134	196		109	183		405	690
Other integrated operations		54	(10)		73	80		1,444	1,628
Integrated operations		2,226	2,755		1,151	1,287		18,814	20,461
Copper
Kennecott Utah Copper	100.0	783	896		296	300		2,634	2,490
Escondida	30.0	947	765		216	249		2,524	1,913
Grasberg joint venture	(f)	176	136		38	31		761	618
Oyu Tolgoi	(g)	749	2,271		272	67		8,387	8,025
Palabora	(h)	18	45		–	71		–	–
Northparkes	(h)	18	61		25	44		–	405
Other		122	281		115	32		(2,236)	(1,130)

		2,813	4,455	–	962	794	–	12,070	12,321
Energy
Rio Tinto Coal Australia	(i)	547	1,527		486	432		3,945	5,628
Rio Tinto Coal Mozambique	(j)	32	109		28	29		119	556
Rössing	68.6	47	75		23	30		99	141
Energy Resources of Australia	68.4	106	166		229	279		120	129
Other		–	–		–	–		589	715

		732	1,877		766	770		4,872	7,169
Diamonds and Minerals
Diamonds	(k)	319	680		168	144		1,279	1,307
RTIT	(l)	274	274		264	205		4,859	5,300
Rio Tinto Minerals		115	97		36	31		669	593
Dampier Salt	68.4	28	46		29	30		228	291
Simandou iron ore project		273	717		14	10		808	567
Other		–	–		2	1		57	3

		1,009	1,814		513	421		7,900	8,061
Other Operations	(m)	278	432		67	214		544	979
Product Group Total		13,872	18,485		5,086	4,971		65,262	70,048
Intersegment transactions								276	213
Net assets of disposal groups held for sale	(p)	–	–		–	–		771	351
Other items		145	161		106	113		(2,352)	(4,836)
Less: jointly controlled entities and associates		(1,073)	(1,071)		(401)	(460)
Total		12,944	17,575		4,791	4,624		63,957	65,776
Add back: Proceeds from sale of fixed assets		57	40
Total capital expenditure (excluding
proceeds)		13,001	17,615
Less: Net debt								(18,055)	(19,192)
Less: EAU funded balances excluded from net debt								(16)	(31)
Equity attributable to owners of Rio Tinto								45,886	46,553

Continues	Page 11 of 50
Notes to financial information by business unit Business units are classified according to the Group’s management structure.
(a)	Includes 100 per cent of subsidiaries' sales revenue and the Group's share of the sales revenue of equity accounted units (after adjusting for sales to subsidiaries).

(b)	EBITDA of subsidiaries and the Group's share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation charged to the income statement in the year. Underlying EBITDA excludes the same items that are excluded from Underlying earnings.

(c)	Represents profit after tax attributable to the owners of Rio Tinto. Business unit earnings are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group's net beneficial interest is, therefore, 53 per cent.

(e)	Reflects the results of the integrated production of aluminium, splitting activities between Bauxite and Alumina, Primary Metal (by region) and Other integrated operations. Following reintegration into Rio Tinto Alcan in 2013, the four aluminium smelters and the Gove bauxite mine, previously grouped within Pacific Aluminium in Other Operations, are now included within the Aluminium product group. The Gove alumina refinery continues to be reported within Other Operations. Other integrated operations relate to internal sales of technology, smelter equipment and engineering services as well as sales of carbon products. Other product group items relate to alumina and aluminium trading in excess of production, and external sales of technology, smelter equipment and engineering services.

(f)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	Rio Tinto’s interest in Oyu Tolgoi LLC is held indirectly through its 50.8 per cent investment in Turquoise Hill Resources Ltd which in turn owns 66 per cent of Oyu Tolgoi.

(h)	Rio Tinto completed the divestments of its 57.7 per cent interest in Palabora on 31 July 2013 and of its 80 per cent interest in Northparkes on 1 December 2013.

(i)	Includes Rio Tinto's 80 per cent interest in Coal & Allied through which Rio Tinto holds its beneficial interests in Bengalla, Mount Thorley and Warkworth of 32 per cent, 64 per cent and 44.5 per cent respectively.

(j)	Principal interests are the Benga mine, a 65:35 joint venture with Tata Steel Limited, which is equity accounted, and the wholly owned Zambeze coal project.

(k)	Includes Rio Tinto's interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(l)	Includes Rio Tinto's interests in Rio Tinto Fer et Titane (‘RTFT’) (100 per cent), QMM (80 per cent) and Richards Bay Minerals (‘RBM’, attributable interest of 74 per cent).

(m)	Other Operations include Rio Tinto’s 100 per cent interest in the Gove alumina refinery (refer to note e) and Rio Tinto Marine. During 2013, Rio Tinto completed the sale of its interests in Constellium and the Sebree aluminium smelter.

(n)	Comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. Includes 100 per cent of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of equity accounted units.

(o)	Comprises net assets excluding post retirement assets and liabilities, net of tax, before deducting net debt. Operating assets are stated after deduction of non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. inclusive of such companies' debt and amounts due to or from Rio Tinto Group companies).

(p)	Comprising Rio Tinto’s interests in the Clermont and Blair Athol thermal coal mines and the Zululand Anthracite Colliery (ZAC). Net assets held for sale at 31 December 2012 comprised Palabora and ZAC. Amounts are presented after deducting non-controlling interests, including the non-controlling interests’ share of third party net debt and balances owed with Rio Tinto Group subsidiaries.

(q)	Comparative information for the year ended 31 December 2012 has been restated to reflect a number of new accounting policies. Please see the note on ‘Accounting policies’ on pages 40 to 45.

Continues	Page 12 of 50
Review of operations Iron ore
	2013	2012	Change
Production (million tonnes – Rio Tinto share)	209.0	198.9	+5%
Production (million tonnes – 100%)	266.0	253.5	+5%
Gross sales revenue ($ millions)	25,994	24,279	+7%
Underlying EBITDA ($ millions)	17,442	15,679	+11%
Underlying earnings ($ millions)	9,858	9,247	+7%
Capital expenditure ($ millions)	6,814	7,152	-5%

The Simandou iron ore project is reported within Diamonds & Minerals, reflecting management responsibility.

Performance
 The Iron Ore group’s underlying earnings of $9,858 million in 2013 were seven per cent higher than 2012, attributable to record sales volumes in the Pilbara, a weaker Australian dollar, marginally higher prices and cost savings initiatives which enhanced earnings by $240 million ($351 million pre-tax). This was partly offset by a royalty claim and higher taxes following the introduction of MRRT in July 2012. The five per cent decline in capital expenditure reflects the early completion of the port and rail element of the 290 Mt/a Pilbara expansion in August 2013.

Markets
 2013 sales of 259 million tonnes (100 per cent basis) set a new record and were five per cent higher than 2012, partly driven by the completion of the first phase expansion to 290 Mt/a. Sales were lower than production due to interruptions in shipping caused by a conveyor belt breakage, significant flooding in the Pilbara following unseasonal weather in the second quarter of 2013 and tropical cyclone activity that closed ports during January and December, the latter impacting the first weeks of January 2014.

Operations
 2013 production in the Pilbara of 251 million tonnes (Rio Tinto share 200 million tonnes) also set a new record, driven by productivity improvements and continued ramp-up of recent mine expansions.

At Iron Ore Company of Canada (IOC), saleable production was nine per cent higher than in 2012 due to continued improvement in the expanded mine and concentrator.

New projects and growth
 The infrastructure works associated with the 290 Mt/a project were completed in August 2013, four months ahead of schedule and $400 million under budget. Ramp-up of the integrated mines, rail and ports to nameplate capacity of 290 Mt/a is scheduled to be complete before the end of the first half of 2014.

Expansion of the port, rail and power infrastructure to 360 Mt/a is currently underway and due for completion by the end of the first half of 2015. On 28 November 2013, Rio Tinto set out its breakthrough pathway to optimise the growth of mine capacity towards 360 Mt/a at a capital intensity in the $120-130 per tonne range, including the cost of infrastructure growth and mine capacity, which is significantly lower than originally planned. A series of low-cost brownfield expansions will bring on additional tonnes, with production of 330 million tonnes expected in 2015. Mine production capacity is set to increase by more than 60 million tonnes between 2014 and 2017.

The brownfield expansions include an additional six million tonnes from the West Angelas mine, where Rio Tinto and its joint venture partners approved $599 million (Rio Tinto share $317 million) to develop the Deposit B ore body. The funding will primarily sustain West Angelas production at current levels and will also enable an increase in annual production from current capacity of 29 Mt/a to 35 Mt/a.

Completion of the second phase of the Concentrate Expansion Project at IOC set to bring total concentrate production capacity to 23.3 Mt/a is expected during the first half of 2014.

Continues	Page 13 of 50

2014 production guidance

In 2014, Rio Tinto expects to produce approximately 295 million tonnes (100 per cent basis) from its global operations in Australia and Canada, subject to weather constraints. The ramp-up of production in the Pilbara to nameplate capacity of 290 Mt/a is scheduled to be complete before the end of the first half of 2014. There were approximately 14 million tonnes of iron ore inventories at the Pilbara mines at 31 December 2013 in excess of normal inventory levels. These have been built up over the past four years and will now be progressively drawn down over the next three years.

Rio Tinto Alcan (Aluminium)

	2013	2012	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	43,204	39,363	+10%
Alumina (000 tonnes)	7,037	6,968	+1%
Aluminium (000 tonnes)	3,468	3,236	+7%
Gross sales revenue ($ millions)	12,463	12,170	+2%
Underlying EBITDA ($ millions)	1,894	1,370	+38%
Underlying earnings ($ millions)	557	54	+931%
Capital expenditure ($ millions)	2,226	2,755	-19%

Following the conclusion of a comprehensive review in August 2013, the Group determined that the divestment of Pacific Aluminium for value was not possible in the current economic environment. On 29 November 2013, Rio Tinto announced that it intended to suspend alumina production at Gove and focus on its bauxite operations after determining the refinery was no longer a viable business in the current market environment. The four aluminium smelters and the Gove bauxite mine were therefore reintegrated into Rio Tinto Alcan during the second half of 2013.The Gove alumina refinery continues to be reported in Other Operations. Comparative numbers have been reclassified accordingly.

Performance

Rio Tinto Alcan’s underlying earnings of $557 million were $503 million higher than in 2012, and EBITDA margins improved, despite a nine per cent decline in LME prices over the period. Growing momentum from the cost reduction initiatives, increased volumes and a rise in market premia were the main drivers.

Market premia on aluminium shipments have continued to perform strongly during 2013. This has been supported by a balanced physical supply/demand picture, despite significant LME inventories, much of which remains tied up in financing deals due to higher forward prices and low interest rates.

Cash cost improvements lifted earnings by $392 million ( $574 million pre-tax). The savings included greater production efficiencies and lower prices of raw materials, lower functional costs and increased production from Yarwun and Alma. These were partly offset by heavy rainfall in Queensland earlier in the year, which reduced earnings by around $40 million.

Markets

The 2013 cash LME aluminium price averaged $1,845 per tonne, a decrease of nine per cent on 2012. Despite this, the overall demand for primary aluminium was healthy. A significant portion of aluminium inventories remain locked in financing deals and so unavailable for immediate physical delivery. As a result, regional premia for physical delivery of aluminium remained at record levels and, on average, higher than in 2012.

Operations

Rio Tinto Alcan’s bauxite production for 2013 was up ten per cent against 2012. Full year production records were achieved at Weipa, Gove and Sangaredi to take advantage of higher third party demand.

Alumina production in 2013 was one per cent higher than in 2012, as tonnes from the Yarwun expansion broadly offset the impacts of ex- tropical cyclone Oswald, which both Queensland refineries experienced in the first quarter of 2013.

Continues	Page 14 of 50

Aluminium production for 2013 was seven per cent higher than in 2012 due to the lockout at Alma which occurred in the first seven months of 2012 and the ramp-up of the leading-edge AP60 smelter. This more than compensated for the closure of Shawinigan and the divestment of Saint-Jean-de-Maurienne.

Ramp-up at the new AP60 plant has continued since announcing first metal production on 7 September 2013. In December 2013, the $1.1 billion plant achieved daily run rates equivalent to nameplate capacity of 60,000 tonnes per annum.

Further actions were taken to streamline the portfolio in 2013:

  On 17 June, Rio Tinto Alcan sold its 50 per cent interests in the Vigelands Metal Refinery and the Vigelands hydropower station to Norsk Hydro.

  In August, Rio Tinto Alcan curtailed 50,000 tonnes of aluminium capacity at its high cost Shawinigan smelter in Quebec. The remaining 50,000 tonnes of capacity were curtailed at the end of November.

  On 16 December, Rio Tinto Alcan completed the sale of its Saint-Jean-de-Maurienne aluminium smelter and Castelsarrasin casting facility in France to Trimet.

Rio Tinto Alcan has sold an option to LNG Canada, a joint venture comprising Shell Canada Energy, Phoenix Energy Holdings Limited (an affiliate of Petro-China Investment (Hong Kong) Limited), Kogas Canada LNG Ltd. (an affiliate of Korea Gas Corporation) and Diamond LNG Canada Ltd. (an affiliate of Mitsubishi Corporation), for LNG Canada to acquire or lease a wharf and associated land at the Rio Tinto Alcan port facility at Kitimat, British Columbia. LNG Canada is proposing to construct and operate a natural gas liquefaction plant and marine terminal export facility at Kitimat. The agreement provides LNG Canada with a staged series of options which, if exercised, would be payable to Rio Tinto Alcan against project milestones. The financial arrangements are confidential.

New projects and growth

A review of major capital projects has identified a project overrun in relation to the Kitimat Modernisation Project which has led to a reduction in the recoverable amount of

Rio Tinto Alcan’s associated intangible assets. A process to validate the extent of the overrun is currently underway. Any additional capital required to complete the Project will be subject to Board approval. Subject to that approval, the Kitimat Modernisation Project is now expected to be commissioned during the first half of 2015 with first production shortly after.

2014 production guidance

In 2014, Rio Tinto Alcan’s share of bauxite, alumina and aluminium production is expected to be 41 million tonnes, 8.1 million tonnes and 3.4 million tonnes, respectively.

Copper

	2013	2012	Change
Production (Rio Tinto share)
Mined copper (000 tonnes)	631.5	548.8	+15%
Refined copper (000 tonnes)	300.1	279.4	+7%
Mined molybdenum (000 tonnes)	5.7	9.4	-39%
Mined gold (000 oz)	340	294	+16%
Refined gold (000 oz)	192	279	-31%
Gross sales revenue ($ millions)	5,916	6,661	-11%
Underlying EBITDA ($ millions)[1]	1,750	1,847	-5%
Underlying earnings ($ millions)[1]	821	1,059	-22%
Capital expenditure ($ millions)	2,813	4,455	-37%

1 EBITDA and underlying earnings in 2013 included $151 million and $131 million relating to the write down of the carrying value of exploration properties.

Performance

The Copper group’s underlying earnings of $821 million were 22 per cent lower than 2012. Excluding the impact of the $131 million write-down of the Group’s investment in Northern Dynasty Minerals, which owns 100 per cent of the Pebble Project in the Bristol Bay region of western Alaska, underlying earnings were ten per cent lower than 2012. This reflected lower prices, the impact of the pit wall slide at Bingham Canyon and decreased gold and molybdenum volumes at Kennecott Utah Copper from lower grades. These were partly offset by $352 million of cash cost savings ($514 million pre-tax) achieved across the Copper group, notably at Kennecott Utah Copper.

Continues	Page 15 of 50

Markets

Average prices in 2013 were lower than 2012. Copper declined eight per cent to 333 cents per pound, gold decreased 16 per cent to $1,410 per ounce and molybdenum declined 18 per cent to $11 per pound.

The total impact of price changes on the Copper product group, including the effects of provisional pricing movements, was to decrease underlying earnings by $472 million compared with 2012.

At 31 December 2013, the Group had an estimated 254 million pounds of copper sales that were provisionally priced at US 333 cents per pound. The final price of these sales will be determined during the first half of 2014. This compared with 249 million pounds of open shipments at 31 December 2012, provisionally priced at US 360 cents per pound.

Operations

2013 production of copper contained in concentrate at Kennecott Utah Copper was 29 per cent higher than 2012 reflecting higher grades in ore treated. On 10 April 2013, the Bingham Canyon Mine experienced a slide along a geotechnical fault -line of its north-eastern wall estimated to be approximately 135 million tonnes of material based on final surveys. Recovery of open pit operations following the pit wall slide progressed better than originally planned, with completion of the new heavy vehicle access road achieved ahead of schedule enabling further remediation and waste movement to provide additional access to ore. Recovery work will continue until the end of 2015, with production in the near and medium term constrained by the slide.

At Escondida, mined copper production increased seven per cent on 2012, driven by higher ore grades and improved ore throughput rates.

The first phase of the Oyu Tolgoi copper-gold mine and concentrator was completed on time and on budget during 2013. The concentrator was operating at full capacity by the end of the year, with 77,000 tonnes of copper contained in concentrates and 157,000 ounces of gold produced in 2013. Customers began to collect product from the bonded warehouse in China during the fourth quarter of 2013 and had withdrawn approximately 26,400 tonnes of concentrate by year end. Initial sales and logistics commissioning issues have been experienced since the start of operations and some sales volumes have been deferred until after the first quarter of 2014. Oyu Tolgoi will continue to review production levels to meet customer requirements and return to more normal levels of inventory by the end of 2014.

In 2013, Rio Tinto made significant progress with the repositioning of its Copper portfolio, completing $1.8 billion of divestments, in line with its “4 + 2” strategy to focus on four tier one operating assets and two world class greenfield projects.

  Completed the sale of its interest in the Eagle nickel and copper project for $315 million on 17 July.

  Completed the sale of its 57.7 per cent interest in Palabora for $373 million on 31 July.

  Completed the sale of its 80 per cent interest in Northparkes for $820 million on 1 December.

  Completed the sale of its interests in Inova Resources and Altynalmas Gold (held through Turquoise Hill Resources) on 1 November and 29 November, respectively.

  Announced a strategic review of its shareholding in Northern Dynasty on 23 December.

New projects and growth

On 25 July 2013, Rio Tinto announced that it had approved $1.03 billion (Rio Tinto share) for the construction of a new 2,500 litre per second seawater desalination facility to ensure continued water supply and sustain operations at the Escondida mine in Chile. The project will be funded by Escondida and is due for completion in 2017.

On 29 July 2013, Rio Tinto announced that all funding and work on the underground development of Oyu Tolgoi would be delayed. Since then, engagement with the Government of Mongolia has continued with the aim of resolving a number of outstanding shareholder issues and to progress project finance. An option to restart the underground development, subject to certain conditions being met, has been proposed. However, further delays may occur if outstanding issues including project finance are not resolved before the expiration of lender commitments on existing project finance arrangements.

Continues	Page 16 of 50

2014 production guidance

In 2014, Rio Tinto’s share of mined and refined copper production is expected to be approximately 570,000 tonnes and 260,000 tonnes, respectively. The ten per cent decline in mined copper production compared with 2013 is primarily attributable to the 2013 divestments and lower expected tonnes from Kennecott Utah Copper due to a planned smelter maintenance shutdown, partly offset by increased production at Oyu Tolgoi.

Energy

	2013	2012	Change
Production (Rio Tinto share)
Hard coking coal (000 tonnes)	8,214	8,044	+2%
Semi-soft coking coal (000 tonnes)	3,859	3,286	+17%
Thermal coal (000 tonnes)	22,975	20,648	+11%
Uranium (000 lbs)	7,993	9,760	-18%
Gross sales revenue ($ millions)	5,454	6,062	-10%
Underlying EBITDA ($ millions)[1]	906	1,252	-28%
Underlying earnings ($ millions)[1]	33	309	-89%
Capital expenditure ($ millions)	732	1,877	-61%

1 EBITDA and underlying earnings in 2012 included $362 million and $258 million gain from the sale of interests in exploration properties. There were no such gains in 2013.

Performance
 The Energy group’s underlying earnings of $33 million compared with 2012 earnings of $309 million. The decline in earnings was primarily due to significantly lower prices and the absence of gains on divestment of exploration properties, which amounted to $258 million in 2012. This was partly offset by a weaker Australian dollar, lower operating costs and record production across a number of sites. A transformation programme of aggressive cost and productivity improvements continued to deliver results during the year, boosting earnings by $442 million ($646 million pre-tax) compared with 2012.

Markets
 Global thermal coal prices continued the weaker trend of the past two years, with the Newcastle Index recording a year-on-year fall of ten per cent, finishing the year on $86/t.

Excess supply continues to impact the coking coal market with nearly all major exporting countries increasing output in 2013. This put continued pressure on premium hard coking coal prices in the second half of 2013.

Excess supply and the enduring closure of Japan’s nuclear industry continued to adversely impact the uranium market in 2013. The uranium spot price index finished the year 20 per cent down on 2012 at $34.50 per pound, while the long-term price indicator lost 12 per cent to end the year at $50 per pound U3O8.

Operations
 Australian semi-soft and thermal coal production increased significantly during the year compared with 2012, with four mines achieving annual records. The increase was delivered through Rio Tinto Energy’s transformation programme of productivity improvements, the completion of brownfield mine developments and the ramp-up of the Clermont thermal coal mine.

Continues	Page 17 of 50

In October 2013, Rio Tinto reached a binding agreement for the sale of the Clermont mine for $1.015 billion and a conditional sale and purchase agreement for the Blair Athol mine. Both transactions are expected to complete in the first half of 2014.

Full year Australian hard coking coal volumes were marginally lower than in 2012. Coal recovery work at Hail Creek was successfully completed following a geotechnical low wall failure experienced in July.

Full year volumes in Mozambique were higher than in 2012 as production at the mine continues to ramp up.

Uranium production was adversely impacted by the failure of a process plant leach tank at both Energy Resources of Australia (ERA) and Rössing in December 2013. Processing operations at ERA remain suspended pending regulatory approval to recommence. At Rössing, some processing operations were restarted in January 2014 and will continue to be gradually restored during the first quarter of 2014.

New projects and growth
 In July 2013, coal production started from the $2 billion extension of the Kestrel mine. The mine is expected to produce an average of 5.7 million tonnes per annum over 20 years.

2014 production guidance
 In 2014, Rio Tinto’s share of Australian hard coking, semi soft coking and thermal coal production is expected to be 8.5 million tonnes, 3.0 million tonnes and 16.5 million tonnes (excluding Clermont), respectively. Rio Tinto’s share of uranium production in 2014 is expected to be lower than in 2013 as process plant operations are restored at ERA and Rössing.

Diamonds & Minerals

	2013	2012	Change
Production (Rio Tinto share)
Titanium dioxide (000 tonnes)	1,622	1,594	+2%
Borates (000 tonnes)	495	453	+9%
Diamonds (000 carats)	16,027	13,122	+22%
Salt (000 tonnes)	6,728	6,833	-2%
Gross sales revenue ($ millions)	4,193	4,056	+3%
Underlying EBITDA ($ millions)	1,085	680	+60%
Underlying earnings pre-Simandou ($ millions)	393	411	-4%
Underlying earnings ($ millions)	350	149	+135%
Capital expenditure ($ millions)	1,009	1,814	-44%

The Simandou iron ore project is reported within Diamonds & Minerals, reflecting management responsibility.

Performance
 The Diamonds & Minerals group’s underlying earnings of $350 million compares with $149 million in 2012. Excluding Simandou exploration and evaluation costs, underlying earnings of $393 million were four per cent lower than 2012. This reflects lower prices for zircon, titanium dioxide feedstocks, borates and metallics and lower sales volumes of titanium dioxide feedstocks due to challenging market conditions. These were partly offset by the benefit from the increase in ownership of Richards Bay Minerals (RBM) and favourable exchange rates. Exploration and evaluation costs charged to the income statement were lower year on year following the capitalisation of Simandou project costs from 1 April 2012 and lower spend on other projects.

Markets
 The markets for titanium dioxide and zircon have softened further over the course of the year as the industry continues to work through high levels of inventories. Pigment producers are believed to have absorbed a large portion of pigment inventories in 2013 but an overhang remains on the feedstocks side.

Continues	Page 18 of 50

Polished diamond prices were relatively stable throughout 2013 whilst slightly greater volatility was experienced in prices for rough diamonds.

Operations
 Titanium dioxide production was marginally higher than in 2012 as the impact of production cuts in response to market conditions was offset by the doubling of the Group’s interest in RBM announced in September 2012.

Borates production increased nine per cent year on year in response to increased market demand and in preparation for the launch of the new modified direct dissolving of kernite (MDDK) process plant in 2014.

Diamond production increased 22 per cent compared with 2012, mainly reflecting increased tonnes processed and higher grades at Argyle following the commissioning of the underground mine in April 2013, and the transition from the open cut mine. Diavik has completed the transition to a fully underground mine, with all three pipes now at full production.

New projects and growth
 The Argyle underground mine commenced production in April 2013 and is ramping up to full capacity. This will extend the mine life of Argyle until at least 2020.

Constructive discussions towards the finalisation of the formal investment framework for the Simandou project continued with the Government of Guinea and Simfer partners. In parallel, the partners are seeking funding for the project infrastructure which may include outsourcing to a third party consortium.

2014 production guidance
 In 2014, Rio Tinto’s share of production is expected to be 1.5 million tonnes of titanium dioxide feedstocks, 0.5 million tonnes of boric oxide equivalent and 16 million carats of diamonds.

Other Operations

	2013	2012	Change
Production (Rio Tinto share)
Alumina (000 tonnes)	2,270	2,742	-17%
Aluminium (000 tonnes)	87	220	-61%
Gross sales revenue ($ millions)	1,761	3,898	-55%
Underlying EBITDA ($ millions)	(401)	(527)	+24%
Underlying loss ($ millions)	(281)	(582)	+52%
Capital expenditure ($ millions)	278	432	-36%

The Gove alumina refinery continues to be reported in Other Operations. It will progressively ramp down each of its three production stages. One stage will ramp down in February, a second stage between April and May and a third stage between June and July. The refinery will move to care and maintenance from July 2014 to ensure it is prepared for a potential re-start in the future.

Rio Tinto sold its interest in the Sebree smelter with an effective date of 1 June 2013. Production is shown up to that date. The Lynemouth smelter was closed in March 2012. There are no other aluminium smelters remaining in Other Operations.

On 23 May 2013, the IPO of Constellium (formerly Alcan Engineered Products) was launched, resulting in Rio Tinto reducing its holding in Constellium from around 37 per cent to 28 per cent. Rio Tinto subsequently sold down its stake in full in two further tranches. The total cash consideration from the three transactions, including dividends, was $671 million.

In 2012, Rio Tinto completed the sale of the specialty aluminas business, Alcan Cable and the Lynemouth Power Station and closed the Lynemouth smelter.

Continues	Page 19 of 50
Central exploration
	2013	2012	Change
($ millions)
Central exploration (post-tax)	(159)	(181)	-12%
Divestments	14	84	-83%
Post-tax charge	(145)	(97)	+49%

Central exploration expenditure in 2013 (post divestments and post-tax) resulted in a charge to underlying earnings of $145 million, 49 per cent higher than in 2012, primarily attributable to fewer divestments of exploration properties in 2013.

In the Pilbara (Western Australia), data processing and interpretation of the airborne geophysical surveys continued. Drilling was completed on the planned 2013 targets.

In the Bowen Basin (Queensland, Australia), drilling was completed at the Winchester South, Hillalong and Kemmis Creek projects.

In Montana (US) drilling of the 2013 targets was completed at the Copper Cliff porphyry copper project.

In Chile, drilling was completed at the Olimpo project, and geophysical surveys were completed at the Queen Elizabeth target (an alliance project with Codelco).

In Russia, all field programmes were completed ahead of the onset of winter. Data compilation, interpretation and target generation work was completed for the Kirganik copper exploration project located in the southern Kamchatka peninsula.

In Uzbekistan, geological mapping and ground geophysics targeting copper mineralisation was completed at the Gava prospect.

In China CRTX, the Chinalco Rio Tinto Exploration Joint Venture, signed a cooperation agreement in the Heilongjiang Province for copper exploration.

At Tamarack (USA) drilling aimed to follow-up significant zones of nickel mineralisation was completed.

On the Saskatchewan Potash project in Canada, a joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron, processing and interpretation of the 2012 3D seismic survey was completed and resource estimation completed.

At Rössing (Namibia) resource estimation was completed incorporating the third phase of drilling at the Z20 uranium project.

In Brazil in the Amargosa Orbit, field mapping and auger drilling continued across several bauxite targets.

At the Suriapet diamond project in India, gravel sampling continued, but was hampered by monsoon rains.

Continues	Page 20 of 50

Price & exchange rate sensitivities

The following sensitivities give the estimated effect on underlying earnings assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

	Average		Effect on full
			year 2013
	published		underlying
	price/exchange		earnings
	rate for 2013	10% change	US$m
Iron ore (62% Fe CFR)	$126/t	+/-$13/t	1,214
Aluminium	$1,845/t	+/-$185/t	553
Copper	333c/lb	+/-33c/lb	221
Gold	$1,410/oz	+/- $141/oz	29
Thermal coal (average spot)	$85/t	+/-$9/t	155
Coking coal (benchmark)	$159/t	+/-$16/t	135
Australian dollar	0.97	+/-9.7USc	563
Canadian dollar	0.97	+/-9.7USc	289

Continues	Page 21 of 50
Capital projects Rio Tinto has a programme of high quality projects delivering industry-leading returns across a broad range of commodities.

Approved
	Total	capital
remaining to
	approved	be spent
Project	capital	from 1
(Rio Tinto 100% owned unless	cost	January	Status/Milestones
otherwise stated)	(100%)	2014
First production in 2013
Copper - construction of phase one	$6.2bn	-	Commissioning of the ore-processing
of Oyu Tolgoi copper and gold mine			equipment commenced in mid-November
in Mongolia.			2012 with first copper-gold concentrate
produced in January 2013. First shipment
took place on 9 July 2013.
Iron ore - expansion of the Pilbara	$9.8bn	$1.9bn	The phase one port and rail expansion to
mines, ports and railways from			290Mt/a was delivered in August 2013,
237Mt/a to 290Mt/a. The elements			four months ahead of schedule and
related to fuel, power,			$400m below budget. Ramp-up of the
accommodation and the Nammuldi			integrated mines, rail and ports to
mine expansion are not yet fully			nameplate capacity of 290Mt/a is
complete. Rio Tinto’s share of total			scheduled to be complete before the end
approved capex is $8.4 bn.			of the first half of 2014.
Iron ore - development of the Hope	$2.1bn	$0.1bn	First production occurred in the first half of
Downs 4 mine in the Pilbara (Rio			2013. The new mine is anticipated to
Tinto 50%) to sustain production at			have a capacity of 15 Mt/a. The wet plant
237 Mt/a. Rio Tinto’s share of total			and associated facilities are now in the
capex is $1.3 billion out of which Rio			ramp-up phase of production.
Tinto has funded $0.5 billion for the
rail spur, rolling stock and power
infrastructure.
Iron ore - phase two of the	$1.1bn	-	The expansion is expected to sustain
Marandoo mine expansion in the			Marandoo at 15 Mt/a for 16 further years
Pilbara to sustain production at 237			to 2030. Construction is essentially
Mt/a			complete and production is in the ramp-up
phase.
Coking coal - 20 year extension	$2.0bn	-	Production from the new Kestrel South
and expansion from 4.3 Mt/a to 5.7			operation came onstream in July 2013. It
Mt/a at Kestrel (Rio Tinto 80%),			is expected to reach full capacity by the
Queensland, Australia			end of 2014 and will add 20 years to the
mine life.
Diamonds – Argyle underground	$2.2bn	$0.3bn	Production commenced in the first half of
mine, extending the mine life to at			2013 and is ramping up to full capacity.
least 2020.
Aluminium - AP60 plant (60kt per	$1.1bn	-	First hot metal was produced in
annum) in Quebec, Canada			September 2013 and full capacity was
reached at the end of the year.
Ongoing and approved
Iron Ore
Expansion of the Pilbara port, rail	$5.9bn	$2.6bn	The phase two expansion to 360Mt/a
and power supply capacity to			includes the port, rail and power supply
360Mt/a. Rio Tinto’s share of total			elements which are now fully approved
approved capex is $3.5 bn.			and an investment in autonomous trains.
Investment to extend the life of the	$1.7bn	$1.0bn	Approved in June 2012, the investment
Yandicoogina mine in the Pilbara to			includes a wet processing plant to
2021 and expand its nameplate			maintain product specification levels and
capacity from 52 Mt/a to 56 Mt/a.			provide a platform for future potential
expansion.

Continues	Page 22 of 50

Approved
	Total	capital
remaining to
	approved	be spent
Project	capital	from 1
(Rio Tinto 100% owned unless	cost	January	Status/Milestones
otherwise stated)	(100%)	2014
Investment to develop the Deposit B	$0.6bn	$0.6bn	The investment includes a low capital
ore body at West Angelas in the			intensity option to increase capacity by
Pilbara to sustain production levels			6Mt/a as part of the breakthrough plan
and enable an expansion from 29			announced in November 2013.
Mt/a to 35 Mt/a. Rio Tinto’s share of
capex is $317m.
Aluminium
Modernisation of ISAL aluminium	$0.5bn	-	Approved in September 2010, the project
smelter in Iceland			is expected to increase production from
190kt to 205kt and includes a leading-
edge casting facility to produce value-
added billet. The project is well advanced
and completion is expected by the first
half of 2014.
Modernisation and expansion of	$3.3bn	$0.9bn	Approved in December 2011, the
Kitimat smelter in British Columbia,			modernisation is expected to increase
Canada.			capacity from 280ktpa to 420ktpa. The
pace of the project was slowed in
response to increasingly challenging
market conditions. First production is now
expected in the first half of 2015, subject
to any additional capital required to
complete the project receiving Board
approval.
Copper
Development of Organic Growth	$1.4bn	$0.5bn	Approved in February 2012, OGP1
Project 1 (OGP1) and the Oxide	(RT		primarily relates to replacing the Los
Leach Area Project (OLAP) at	share)		Colorados concentrator with a new 152kt
Escondida (Rio Tinto 30%), Chile.			per day plant, allowing access to high
grade ore. Initial production is expected in
the first half of 2015. OLAP maintains
oxide leaching capacity.
Construction of a desalination facility	$1.0bn	$1.0bn	Approved in July 2013, the project will
to ensure continued water supply	(RT		provide a sustainable supply of water for
and sustain operations at Escondida	share)		the new OGP1 copper concentrator.
(Rio Tinto 30%), Chile.			Commissioning is scheduled in 2017.
Grasberg project funding for 2012 to	$0.9bn	$0.5bn	Investment to continue the pre-production
2016	(RT		construction of the Grasberg Block Cave,
	share)		the Deep Mill Level Zone underground
mines, and the associated common
infrastructure. Rio Tinto’s final share of
capital expenditure will in part be
influenced by its share of production over
the 2012 to 2016 period.
Investment over next four years to	$0.7bn	$0.3bn	The project was approved in June 2012.
extend mine life at Kennecott Utah			Ore from the south wall push back will be
Copper, United States from 2018 to			processed through existing mill facilities.
2030.			The investment is expected to enable
production at an average of 180kt of
copper, 185koz of gold and 13.8kt of
molybdenum a year from 2019 through
2030.

Continues	Page 23 of 50

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, gold, industrial minerals (borates, titanium dioxide and salt), iron ore, thermal and metallurgical coal and uranium. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Forward-looking statements

This announcement includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements are levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward- looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward- looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Continues	Page 24 of 50
For further information, please contact:
Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597

David Outhwaite	David Ovington
Office: +44 (0) 20 7781 1623	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597 493	Mobile: +44 (0) 7920 010 978

Grant Donald
Office: +44 (0) 20 7781 1262
Mobile: +44 (0) 7920 587 805

Media Relations, Australia / Asia	Investor Relations, Australia / Asia

David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 459 800 131

Bruce Tobin	Rachel Storrs
Office: +61 (0) 3 9283 3612	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 103 454	Mobile: +61 (0) 417 401 018

Galina Rogova
Office: +852 (2839) 9208
Mobile: +852 (6978) 3011

Media Relations, Canada

Bryan Tucker
Office: +1 (0) 514 848 8151
Mobile: +1 (0) 514 825 8319

Website: www.riotinto.com
Email: media.enquiries@riotinto.com
Twitter: Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media

Continues	Page 25 of 50
Group income statement Years ended 31 December

	2013	Restated	(g)
		2012
	US$m	US$m
Continuing operations
Consolidated sales revenue	51,171	50,942
Net operating costs (excluding items shown separately)	(36,104)	(37,534)
Net impairment charges (a)	(7,315)	(14,701)
Net gains on consolidation and disposal of interests in businesses (b)	787	845
Exploration and evaluation costs	(948)	(1,971)
(Loss)/profit relating to interests in undeveloped projects (c)	(161)	494

Operating profit/(loss)	7,430	(1,925)
Share of profit after tax of equity accounted units	698	1,056
Impairment after tax of investments in equity accounted units (a)	(216)	(1,526)

Profit/(loss) before finance items and taxation	7,912	(2,395)
Finance items
Net exchange (losses)/gains on external debt and intragroup balances	(3,672)	492
Net gains on derivatives not qualifying for hedge accounting	59	88
Finance income	82	116
Finance costs (d)	(507)	(293)
Amortisation of discount	(369)	(439)

	(4,407)	(36)

Profit/(loss) before taxation	3,505	(2,431)

Taxation (e)	(2,426)	(589)

Profit/(loss) from continuing operations	1,079	(3,020)
Discontinued operations
Loss after tax from discontinued operations	–	(7)

Profit/(loss) for the year	1,079	(3,027)

– attributable to owners of Rio Tinto (net earnings/(losses))	3,665	(3,028)
– attributable to non-controlling interests	(2,586)	1

Basic earnings/(loss) per share (f)
Profit/(loss) from continuing operations	198.4c	(163.4c)
Loss from discontinued operations	–	(0.4c)

Profit/(loss) for the year	198.4c	(163.8c)

Diluted earnings/(loss) per share
Profit/(loss) from continuing operations	197.3c	(163.4c)
Loss from discontinued operations	–	(0.4c)

Profit/(loss) for the year	197.3c	(163.8c)

Continues	Page 26 of 50

Status of financial information

This preliminary announcement does not constitute the Group's full financial statements for 2013. This report is based on accounts which are in the process of being audited and will be approved by the Board and subsequently filed with the Registrar of Companies in the United Kingdom and the Australian Securities and Investments Commission. Accordingly, the financial information for 2013 is unaudited and does not have the status of statutory accounts within the meaning of Section 434 of the United Kingdom Companies Act 2006.

Financial information for the year to 31 December 2012 has been extracted from the full financial statements prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts and financial assets, the impact of fair value hedge accounting on the hedged item, and post retirement assets and liabilities, as filed with the Registrar of Companies, except for the adoption of new standards and interpretations effective as of 1 January 2013 as explained under 'Accounting policies' on pages 40 to 45.

The Auditors' report on the full financial statements for the year to 31 December 2012 was unqualified and did not contain statements under section 498 (2) (regarding adequacy of accounting records and returns), or under section 498 (3) (regarding provision of necessary information and explanations) of the United Kingdom Companies Act 2006.

Continues	Page 27 of 50

Notes to the Group income statement

(a) Impairment charges of US$7,531 million (2012: US $16,227 million), including US$216 million (2012: US$1,526 million) after tax relating to the Group's investments in equity accounted units, for the year ended 31 December 2013 related mainly to the Group's copper businesses: US$ 5,227 million (2012: nil), the Group's aluminium businesses: US$1,797 million (2012: US$12,214 million) and the Group's coal businesses: US$507 million (2012: US$3,269 million).

A post tax and non-controlling interest ('NCI') impairment charge of US$1,655 million relating to the Group’s copper businesses has been recognised. This includes a charge of US$1,489 million for impairment of goodwill and mining properties in respect of Oyu Tolgoi (‘OT’) following the non-cash accounting uplift when these assets were consolidated in 2010. The valuation of OT for impairment testing is based on an assessment of fair value less cost of disposal (‘FVLCD’) derived from discounted future cash flows. On 29 July 2013, Rio Tinto announced that funding and work on the underground development would be delayed pending resolution of outstanding shareholder issues including access to project finance. The consequent impact of updates to timing of revenues and expenditure resulted in the carrying value being higher than FVLCD, with pre tax impairment to goodwill of US$1,149 million and to mining properties of US$3,567 million.

Impairments to the Group’s copper businesses also include adjustments to reduce the carrying value of the Eagle nickel-copper project to FVLCD prior to divestment on 17 July 2013, the impact of medium and long term coking and thermal coal prices on non-cash fair value acquisition adjustments to undeveloped projects in respect of South Gobi Resources and the impact of commodity prices on certain short-lived copper-gold assets.

In addition, there was a post tax impairment of US$1,293 million relating to the Group’s aluminium businesses. The impairment includes US$555 million for the Gove refinery, following an announcement on 29 November 2013 to suspend alumina production and focus on the bauxite operation. As a result of this decision, the timing and scope of site restoration and environmental rehabilitation cash flows have been revised; together with the write off of operating assets not fully depreciated. This resulted in pre tax impairment to property, plant and equipment of US$790 million, being full impairment of carrying value attributable to the Gove refining operation. The remaining post tax charge of US$738 million relates to the Group’s Canadian aluminium operations primarily at Kitimat in British Columbia, resulting from a change in assumptions about future capital required to complete the modernisation project which diminished the value of the associated intangible assets, and another site closure within the Aluminium portfolio. The consequent fall in FVLCD below carrying value of the operations resulted in a pre tax impairment to intangible assets of US$908 million and to property, plant and equipment of US$99 million.

A post tax impairment charge of US$470 million relating to Rio Tinto Coal Mozambique (‘RTCM’) has been recognised. The valuation of RTCM is based on an assessment of FVLCD derived from discounted future cash flows, which included a reassessment of the development plan and review of the discount rate and associated country risk premium, resulting in the recoverable value being below carrying value. Impairment of intangible assets was US$259 million, of property, plant and equipment was US$22 million, and of investments in equity accounted units was US$216 million.

Evaluating impairment of non-current assets is a judgmental area and the Group’s remaining balances of goodwill, intangible fixed assets and property, plant and equipment remain sensitive to the key assumptions applied in calculating the impairment charges for 2013 described above. Any adverse change to any of the key assumptions could lead to further impairments. Estimates relating to the potential impact of changes to these assumptions will be disclosed in the Group’s Annual Report and Accounts for the year ended 31 December 2013.

Continues	Page 28 of 50

Impairment charges of US$14,360 million net of tax were recognised in 2012, of which US$11,000 million related to the Group's aluminium businesses (including Pacific Aluminium) and US$ 2,860 million to Rio Tinto Coal Mozambique (‘RTCM’). In addition, there was a post- tax impairment of US$460 million relating to the Group’s Argyle diamond mine and US$40 million in other net impairments.

(b) Net gains on disposal and consolidation of interests in businesses during 2013 mainly relate to US$590 million from the Group’s divestment of its remaining interest in Constellium (formerly Alcan Engineering Products), divestment of which took place in stages during the year, and US$388 million from the disposal of interest in Northparkes mine on 1 December. Refer to 'Acquisitions and disposals' on page 38.

Net profit on disposal of interests in businesses also includes gains and losses arising from the disposal of Inova Resources Limited on 1 November, the Palabora Mining Company on 31 July, and the Eagle nickel-copper project on 17 July.

Net gains on consolidation of interests in businesses for the year ended 31 December 2012 related principally to a gain of US$965 million arising on consolidation of RBM and a US$167 million loss on consolidation of Turquoise Hill Resources Ltd. Net profit on disposal of interests in businesses also includes gains and losses arising from the disposal of the Group's Specialty Alumina Division on 1 August 2012, the Alcan Cable North America and Asia businesses on 5 September 2012 and the Lynemouth Power Station on 19 December 2012.

(c) Losses relating to undeveloped projects include impairment of the Group's 19.1 per cent holding in Northern Dynasty Minerals Ltd following a strategic review of this shareholding announced on 23 December 2013.

Profits on disposal of interests in undeveloped projects in 2012 relate principally to the disposal of the Group's investments in Extract Resources Limited and Kalahari Minerals plc.

(d)   Finance costs in the income statement are net of amounts capitalised of US$727 million (31 December 2012: US$766 million).

(e)   The taxation charge in 2012 is net of a credit of US$1,205 million arising from recognition of a deferred tax asset following introduction of the Minerals Resource Rent Tax ('MRRT') on 1 July 2012. Refer to 'Prima facie tax reconciliation' on page 37.

(f)    For the purposes of calculating basic earnings/(loss) per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,847.3 million (31 December 2012: 1,849.1 million), being the weighted average number of Rio Tinto plc shares outstanding of 1,411.6 million (31 December 2012: 1,413.4 million) and the weighted average number of Rio Tinto Limited shares of 435.7 million (31 December 2012: 435.8 million). In 2013, no Rio Tinto Limited shares were held by Rio Tinto plc (31 December 2012: nil). The profit/(loss) figure used in the calculation of basic and diluted earnings/(loss) per share is based on the profit/(loss) for the year attributable to owners of Rio Tinto.

For the purposes of calculating diluted earnings/(loss) per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated using the treasury stock method. In accordance with IAS 33 'Earnings per share', the effects of anti-dilutive potential have not been included when calculating diluted loss per share for the year ended 31 December 2012.

(g) Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting Policies’ on pages 40 to 45.

Continues	Page 29 of 50
Group statement of comprehensive income Years ended 31 December
	2013	Restated(a)
		2012
	US$m	US$m
Profit/(loss) after tax for the year	1,079	(3,027)
Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on post retirement benefit plans	2,260	(332)
Share of other comprehensive (losses)/income of equity accounted units net of tax	(1)	1
Tax relating to components of other comprehensive income	(641)	83

	1,618	(248)

Items that have been/may be reclassified subsequently
to profit or loss:
Currency translation adjustment	(2,657)	727
Currency translation on companies disposed of, transferred to the income statement	81	(3)
Fair value movements:
– Cash flow hedge gains/(losses)	195	(67)
– Cash flow hedge (gains)/losses transferred to the income statement	(92)	100
– (Losses)/gains on revaluation of available for sale securities	(101)	34
– Losses/(gains) on revaluation of available for sale securities transferred to the	146	(355)
income statement

Share of other comprehensive loss of equity accounted units net of tax	(44)	(158)
Tax relating to components of other comprehensive income	(56)	(26)

	(2,528)	252

Other comprehensive (loss)/income for the year, net of tax	(910)	4

Total comprehensive income/(loss) for the year	169	(3,023)

– attributable to owners of Rio Tinto	3,261	(3,164)
– attributable to non-controlling interests	(3,092)	141

(a)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting Policies’ on pages 40 to 45.

Continues	Page 30 of 50
Group statement of cash flows Years ended 31 December

	2013	Restated(f)
		2012
	US$m	US$m
Cash flows from consolidated operations (a)	19,531	15,999
Dividends from equity accounted units	600	522
Cash flows from operations	20,131	16,521
Net interest paid	(1,164)	(824)
Dividends paid to holders of non-controlling interests in subsidiaries	(191)	(422)
Tax paid	(3,698)	(5,845)

Net cash generated from operating activities	15,078	9,430
Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures and associates (b)	4	(1,335)
Disposals of subsidiaries, joint ventures and associates (c)	1,896	251
Purchase of property, plant and equipment and intangible assets	(13,001)	(17,615)
Sales of financial assets (c)	224	692
Purchases of financial assets	(75)	(50)
Other funding of equity accounted units	(88)	(223)
Other investing cash flows	94	37

Cash used in investing activities	(10,946)	(18,243)

Cash flows before financing activities	4,132	(8,813)
Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(3,322)	(3,038)
Proceeds from additional borrowings	3,954	8,569
Repayment of borrowings	(1,832)	(682)
Proceeds from issue of equity to non-controlling interests (d)	159	2,945
Own shares purchased from owners of Rio Tinto	–	(1,471)
Purchase of non-controlling interests (b)	–	(76)
Other financing cash flows	107	77

Net cash flows from financing activities	(934)	6,324

Effects of exchange rates on cash and cash equivalents	(261)	16

Net increase/(decrease) in cash and cash equivalents	2,937	(2,473)

Opening cash and cash equivalents less overdrafts	7,272	9,745

Closing cash and cash equivalents less overdrafts (e)	10,209	7,272

(a) Cash flows from consolidated operations
Profit/(loss) from continuing operations	1,079	(3,020)
Adjustments for:
Taxation	2,426	589
Finance items	4,407	36
Share of profit after tax of equity accounted units	(698)	(1,056)
Impairment after tax of investments in equity accounted units	216	1,526
Gain on disposal and consolidation of interests in businesses	(787)	(845)
Impairment charges less reversals	7,315	14,701
Depreciation and amortisation	4,791	4,624
Provisions (including exchange differences on provisions)	1,449	886
Utilisation of provisions	(871)	(840)
Utilisation of provision for post retirement benefits	(635)	(695)
Change in inventories	(330)	(433)
Change in trade and other receivables	84	412
Change in trade and other payables	803	266
Other items	282	(152)

	19,531	15,999

Continues	Page 31 of 50
Group statement of cash flows (continued)
(b)	Includes cash flows in 2012 relating to the Group's acquisition of controlling interests in Turquoise Hill Resources Ltd and in Richards Bay Minerals.

(c)

Cash flows from disposals in the period mainly relate to the sale of Northparkes, the Group's remaining interest in Constellium (formerly Alcan Engineered Products), the Eagle nickel-gold project, Altynalmas Gold, Inova Resources Limited and Palabora.

(d)

Cash proceeds from the issue of equity to non-controlling interests in 2012 include US$1.8 billion from the transfer of a 47 per cent interest in Simfer Jersey Ltd., a Rio Tinto subsidiary, to a consortium led by Chalco plus subsequent cash calls to meet project costs, and US$0.9 billion of proceeds from subscription by non-controlling interests in a rights issue by Turquoise Hill. Refer to the 'Statement of changes in equity' on page 34, and to ‘Acquisitions and disposals' on pages 38 to 40.

(e)

Closing cash and cash equivalents less overdrafts at 31 December 2013 differ from cash and cash equivalents on the statement of financial position as they include overdrafts of US$7 million (31 December 2012: US$97 million) reported within 'borrowings and other financial liabilities.' There were no cash and cash equivalents (31 December 2012: US$234 million) relating to assets of disposal groups held for sale.

(f)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting Policies’ on pages 40 to 45.

Continues	Page 32 of 50
Group statement of financial position At 31 December

	2013	Restated(c)
		2012
	US$m	US$m
Non-current assets
Goodwill	1,349	2,774
Intangible assets	5,421	6,880
Property, plant and equipment	70,827	76,985
Investments in equity accounted units	3,957	3,941
Inventories	511	423
Deferred tax assets	3,555	3,476
Trade and other receivables	2,140	2,265
Other financial assets (including tax recoverable and loans to equity accounted units)	983	1,183

	88,743	97,927
Current assets
Inventories	5,737	6,375
Trade and other receivables	4,667	5,341
Other financial assets (including tax recoverable and loans to equity accounted units)	710	689
Cash and cash equivalents	10,216	7,135

	21,330	19,540
Assets of disposal groups held for sale (a)	952	970

Total assets	111,025	118,437

Current liabilities
Borrowings and other financial liabilities	(3,926)	(2,198)
Trade and other payables	(8,400)	(9,420)
Tax payable	(1,126)	(823)
Provisions including post retirement benefits	(1,738)	(1,539)

	(15,190)	(13,980)
Non-current liabilities
Borrowings and other financial liabilities	(24,625)	(24,706)
Trade and other payables	(576)	(605)
Tax payable	(468)	(406)
Deferred tax liabilities	(4,140)	(5,145)
Provisions including post retirement benefits	(12,343)	(15,442)

	(42,152)	(46,304)
Liabilities of disposal groups held for sale (a)	(181)	(413)

Total liabilities	(57,523)	(60,697)

Net assets	53,502	57,740

Capital and reserves
Share capital (b)
– Rio Tinto plc	230	230
– Rio Tinto Limited (excluding Rio Tinto plc interest)	4,911	5,715
Share premium account	4,269	4,244
Other reserves	12,871	14,868
Retained earnings	23,605	21,496

Equity attributable to owners of Rio Tinto	45,886	46,553
Attributable to non-controlling interests	7,616	11,187

Total equity	53,502	57,740

Continues	Page 33 of 50
Group statement of financial position (continued)

(a)	Assets and liabilities held for sale as at 31 December 2013 comprise Rio Tinto's interests in the Clermont mine, Blair Athol coal project, and Zululand Anthracite Colliery.

(b)

At 31 December 2013, Rio Tinto plc had 1,412.7 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 435.8 million shares in issue and held by the public. No shares in Rio Tinto Limited were held by Rio Tinto plc at 31 December 2013 (31 December 2012: nil). As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$21.16 (31 December 2012: US$19.98).

(c)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting Policies’ on pages 40 to 45.
Group statement of changes in equity Years ended

31 December 2013
		Attributable to owners of Rio Tinto
						Non-	Total
	Share	Share	Other	Retained	controlling
	capital	premium	reserves	earnings	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Opening balance
(as restated) (f)	5,945	4,244	14,868	21,496	46,553	11,187	57,740
Total comprehensive income					3,261		169
for the year (a)	–	–	(1,984)	5,245		(3,092)
Currency translation arising on
Rio Tinto Limited's share					(804)		(804)
capital	(804)	–	–	–		–
Dividends	–	–	–	(3,322)	(3,322)	(196)	(3,518)
Own shares purchased for					(121)		(121)
share options	–	–	(77)	(44)		–
Treasury shares reissued and					80		80
other movements	–	25	–	55		–
Change in equity held by Rio					102		24
Tinto	–	–	–	102		(78)
Equity issued to holders of					–		159
non-controlling interests	–	–	–	–		159
Companies no longer							(369)
consolidated						(369)
Employee share options	–	–	64	73	137	5	142

Closing balance	5,141	4,269	12,871	23,605	45,886	7,616	53,502

					Year to		Year to
					31 December	31 December
					2013		2012
					US$m		US$m
Dividends per share: paid during the period					178.0c		163.5c
Dividends per share: proposed in the announcement of the results for the period					108.5c		94.5c

Continues	Page 34 of 50
Group statement of changes in equity (continued) Years ended 31 December 2012

		Attributable to owners of Rio Tinto
			Restated(f)	Restated(f)		Restated(f)	Restated(f)
					Restated(f)	Non-
	Share	Share	Other	Retained		controlling	Total
	capital	premium	reserves	earnings	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Opening balance (as restated) (f)	5,816	4,208	14,745	27,430	52,199	6,685	58,884
Total comprehensive income for the year (a)	–	–	103	(3,267)	(3,164)	141	(3,023)
Currency translation arising on Rio Tinto
Limited's share capital	133	–	–	–	133	–	133
Dividends	–	–	–	(3,038)	(3,038)	(422)	(3,460)
Share buyback schemes	(4)	–	4	(764)	(764)	–	(764)
Own shares purchased for share options	–	–	(62)	(41)	(103)	–	(103)
Treasury shares reissued	–	36	–	3	39	–	39
Newly consolidated operations (b), (c)	–	–	–	–	–	2,902	2,902
Change in equity held by Rio Tinto (d)	–	–	–	1,128	1,128	166	1,294
Equity issued to holders of
non-controlling interests (e)	–	–	–	–	–	1,595	1,595
Employee share options and other IFRS 2
charges taken to the income statement	–	–	78	45	123	120	243

Closing balance	5,945	4,244	14,868	21,496	46,553	11,187	57,740

(a)

Refer to the Group statement of comprehensive income for further details. Adjustments to other reserves include currency translation attributable to owners of Rio Tinto, other than that arising on Rio Tinto Limited share capital.

(b)

Rio Tinto gained control of the non Oyu Tolgoi LLC (‘OT‘) assets of Turquoise Hill Resources Ltd in 2012. The Group had gained control of OT in December 2010 by virtue of contractual rights which permit the exercise of control over certain policies and activities of OT.

Within newly consolidated operations for 2012, US$2,678 million represented non-controlling interests in the fair value of non OT assets of which US$1,439 million related to the 49 per cent non-controlling interests' portion of net loans receivable from Rio Tinto Group companies.

(c)

Rio Tinto acquired a controlling interest in Richards Bay Minerals (‘RBM‘) in 2012. US$224 million within newly consolidated operations relates to the fair value of non-controlling interests at the acquisition date.

(d)

The majority of the adjustments in 2012 to equity held by Rio Tinto arose from the acquisition by a consortium led by Chalco of shares in Simfer Jersey Limited, a Rio Tinto subsidiary, as set out in the Simandou Joint Development Agreement (‘SJDA‘). Chalco made a payment of US$1.35 billion on 24 April 2012 in exchange for an equity interest of 47 per cent in Simfer Jersey, reimbursing Rio Tinto for historic project costs. The transfer on 24 April 2012 resulted in an adjustment to retained earnings attributable to owners of Rio Tinto of US$1.05 billion, relating to the amount received over Rio Tinto's carrying value of the interest transferred.

(e)

Equity issued to holders of non-controlling interests in 2012 includes US$0.9 billion of proceeds from a rights offering by Turquoise Hill, and cash calls of US$480 million following the transfer described in (d), which resulted in Chalco being issued with more equity in proportion to its interest.

(f)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting Policies’ on pages 40 to 45.

Continues	Page 35 of 50

Reconciliation with Australian Accounting Standards

The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union ('EU IFRS'), which differs in certain respects from the version of IFRS that is applicable in Australia, referred to as Australian Accounting Standards ('AAS').

Prior to 1 January 2004, the Group's financial statements were prepared in accordance with UK GAAP. Under EU IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group's UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders' funds under AAS include the residue of such goodwill, which amounted to US$550 million at 31 December 2013 (2012: US$535 million).

Save for the exception described above, the Group's financial statements drawn up in accordance with EU IFRS are consistent with the requirements of AAS.

Consolidated net debt

Years ended 31 December

	2013	Restated	(c)
		2012
	Net Debt	Net Debt
	US$m	US$m
Analysis of changes in consolidated net debt
Opening balance	(19,192)	(8,342)
Adjustment on currency translation	2,051	(411)
Exchange (losses)/gains (charged)/credited to the income statement	(2,120)	417
Cash movements excluding exchange movements	1,076	(10,412)
Net funds/(debt) of acquired companies	14	(540)
Other movements	116	96

Closing balance	(18,055)	(19,192)

Total borrowings in the statement of financial position (a)	(28,460)	(26,652)
Derivatives related to net debt (included in 'Other financial assets/liabilities')	173	294
EAU funded balances excluded from net debt (b)	16	31

Adjusted total borrowings	(28,271)	(26,327)

Cash and Cash equivalents	10,216	7,135

Consolidated net debt	(18,055)	(19,192)

(a)

Total borrowings are combined with other current financial liabilities of US$10 million (31 December 2012: US$23 million) and non-current financial liabilities of US$81 million (31 December 2012: US$229 million) in the statement of financial position.

(b)	EAU funded balances are defined as amounts owed by partially owned subsidiaries to EAUs, where such funding was provided to the EAU by the Group.

(c)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting Policies’ on pages 40 to 45.

Continues	Page 36 of 50
Geographical analysis (by destination) Years ended 31 December
	2013	Restated (b)	2013	Restated (b)
		2012		2012
	%	%	US$m	US$m
Gross sales revenue by destination (a)
China	35.4	32.3	19,331	17,948
Japan	16.1	15.8	8,770	8,787
Other Asia	15.2	15.2	8,313	8,464
United States of America	13.1	12.7	7,142	7,085
Other Europe (excluding United Kingdom)	10.2	11.5	5,552	6,380
Canada	2.3	3.3	1,276	1,823
Australia	2.0	2.6	1,114	1,420
United Kingdom	1.1	1.2	617	678
Other	4.6	5.4	2,460	3,012

Total	100.0	100.0	54,575	55,597

Share of equity accounted units' sales			(3,404)	(4,655)

Consolidated sales revenue			51,171	50,942

(a)

Gross sales revenue is used by the Group in monitoring business performance (refer to the financial information by Business unit on page 9). Gross sales revenue includes the sales revenue of EAUs (after adjusting for sales to subsidiaries) in addition to consolidated sales. Consolidated sales revenue includes subsidiary sales to EAUs which are not included in gross sales revenue.

(b)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting Policies’ on pages 40 to 45.

Continues	Page 37 of 50
Prima facie tax reconciliation Years ended 31 December
	2013	Restated(e)
		2012
	US$m	US$m
Profit/(loss) before taxation	3,505	(2,431)
Deduct: share of profit after tax of equity accounted units	(698)	(1,056)
Add: impairment after tax of investments in equity accounted units (a)	216	1,526

Parent companies’ and subsidiaries’ profit/(loss) before tax	3,023	(1,961)
Prima facie tax payable at UK rate of 23 per cent (2012: 24 per cent)	695	(471)
Higher rate of taxation on Australian earnings	1,411	838
Impact of items excluded in arriving at Underlying earnings
Impairment charges	135	1,683
Gains and losses on disposal and consolidation of businesses	(199)	(185)
Foreign exchange on excluded finance items	77	(44)
Impact of tax law changes on recognition of deferred tax assets (b)	–	(1,205)
Other exclusions	(7)	157
Impact of changes in tax rates and laws	12	(5)
Other tax rates applicable outside the UK and Australia	(63)	(74)
Resource depletion and other depreciation allowances	(103)	(121)
Research, development and other investment allowances	(49)	(57)
Recognition of previously unrecognised deferred tax assets	–	(84)
Unrecognised current year operating losses	339	200
Other items (c)	178	(43)

Total taxation charge (d)	2,426	589

(a)	Impairment in investments in equity accounted units is net of tax credits of US$14 million for the year ended 31 December 2013 (31 December 2012: US$691 million).

(b)

MRRT is an additional tax on profits from the mining of iron ore and coal in Australia, which came into effect on 1 July 2012. In computing MRRT liabilities, a deduction is given in respect of the market value of the mining assets as at 1 May 2010. A deferred tax asset is recognised on the temporary difference between the amount that is deductible for tax purposes and the carrying value of the assets in the accounts, to the extent that its recovery is probable. This temporary difference will reverse over the life of the mines.

(c)	Other items include various adjustments to provisions for taxation of prior periods.

(d)

This tax reconciliation relates to the Group's parent companies, subsidiaries and proportionally consolidated units. The Group's share of profit of equity accounted units is net of tax charges of US$478 million (31 December 2012: US$642 million).

(e)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting Policies’ on pages 40 to 45.

Continues	Page 38 of 50

Acquisitions and Disposals

2013 Acquisitions

There were no material acquisitions during the year ended 31 December 2013.

2012 Acquisitions

Consolidation of Turquoise Hill Resources Ltd.
 On 24 January 2012, Rio Tinto increased its ownership of shares in Turquoise Hill to a controlling 51.01 per cent interest. The acquisition gave Rio Tinto control of the assets in Turquoise Hill other than those relating to OT, control of which the Group had previously gained in 2010.

Total consideration to acquire the controlling interest in Turquoise Hill amounted to US$839 million, comprising US$678 million relating to the fair value of the Group's interest in Turquoise Hill prior to the acquisition date, and US$161 million of cash price paid to acquire the controlling interest after adjusting for amounts attributable to OT and net intragroup balances between Rio Tinto and Turquoise Hill. Fair values on acquisition of Turquoise Hill were determined and finalised during 2012.

Consolidation of Richards Bay Minerals
 On 7 September 2012, Rio Tinto increased its holding in Richards Bay Minerals ('RBM') to 74 per cent with consolidation effective from 3 September 2012, following the completion of its acquisition of BHP Billiton's entire interests including BHP Billiton's 37 per cent indirect equity voting interests in the RBM operating companies.

The acquisition price was US$1.9 billion before contractual adjustments for cash payments made by RBM to BHP Billiton since the acquisition trigger date of 1 February 2012. This price included US$0.6 billion for BHP Billiton's 37 per cent equity interest in RBM, US$1.0 billion for a 50 per cent interest in outstanding RBM shareholder financing arrangements and US$0.3 billion for a royalty stream.

Provisional fair values recognised on acquisition were finalised by 3 September 2013, 12 months after the consolidation date. No adjustments were made to provisional fair values as a result of finalisation.

Continues	Page 39 of 50
2013 Disposals Significant divestments and disposals of interests in businesses during the year ended 31 December 2013 are summarised below.
Eagle
			Palabora	nickel-		Inova
	Northparkes		Mining	copper	Altynalmas	Resources
	Mine	Constellium	Company	project	Gold	Limited
Rio Tinto ownership
per cent (a)	80	36.6	57.7	100	50	57
Shanxi
Donghui
Coal
	China			Lundin		Coking &
Buyer	Molybdenum	(b)	(c)	Mining	Sumeru	Chemicals
	Co. Ltd			Corporation	Gold B.V.	Group Co.
Three
Date completed		tranche sell			29	1
	1 December	down	31 July	17 July	November	November
Consideration

(US$m) (d)	820	671	373	315	235	81

(a)

For Altynalmas Gold and Inova Resources Limited, ownership percentages represent interests divested by Turquoise Hill Resources Ltd., a 50.8 per cent owned subsidiary of Rio Tinto. All other amounts reflect Rio Tinto's effective interest divested.

(b)

On 23 May, the initial public offering of Constellium (formerly Alcan Engineered Products) was launched, resulting in Rio Tinto reducing its holding from 36.6 per cent to 27.5 per cent. Rio Tinto subsequently divested the remainder of its holding in two further tranches. Total consideration from these transactions was US$671 million, inclusive of a special dividend and proceeds from sale of Rio Tinto's equity shareholding, which are included within dividends from equity accounted units and sales of financial assets respectively in the Group statement of cash flows.

(c)	The purchaser of Palabora was a consortium comprising South African and Chinese entities led by the Industrial Development Corporation of South Africa and Hebei Iron & Steel Group.

(d)

Consideration represents total cash proceeds. Disposals in the cash flow statement are presented net of cash on disposal, and after adjusting for working capital and other items as specified under the sale agreements.

2012 Disposals

Chalco Joint Venture and Settlement Agreement with Government of Guinea for the Simandou Iron Ore Project
 On 24 April 2012, Rio Tinto and Chalco, a listed subsidiary of The Aluminium Corporation of China (Chinalco), completed the formation of their joint venture to develop and operate the Simandou iron ore project in Guinea, following the completion of all Chinese regulatory approvals. To complete earn in to a 44.65 per cent net economic interest in the Simandou project, a consortium led by Chalco made a payment to Rio Tinto of US$1.35 billion, in line with an agreement reached with Rio Tinto on 29 July 2010. In late 2013 Chalco completed the transfer of 65 per cent of their interest in Simandou to their holding company, Chinalco, who now holds the Simandou interest directly.

Under the Settlement Agreement signed by Rio Tinto and the Government of Guinea (‘GoG’) on 22 April 2011, GoG has an option to take an interest of up to 35 per cent in Simfer S.A.('Simfer'), the Rio Tinto subsidiary that will undertake the mining portion of the Simandou project.

The Settlement Agreement provides for the transfer of ownership of railway and port infrastructure from Simfer to a newly formed Infrastructure entity ('InfraCo') in which GoG had indicated its intention to fund a 51 per cent interest.

Amendment to Simfer’s mining convention and the terms of a new infrastructure convention, required to give effect to the Settlement Agreement (including the GoG participation in the Project), need to be finalised and will require legislative ratification.

Continues	Page 40 of 50

The eventual basis of accounting for InfraCo remains to be determined pending finalisation of the detailed infrastructure agreements.

Other disposals
During 2012, Rio Tinto completed the sale of Alcan Cable, the Specialty Alumina businesses, and the Lynemouth Power Station. Finalisation of working capital adjustments took place where applicable and did not result in a material impact on the Group.

Events after the statement of financial position date

On 13 January 2014, Rio Tinto's 50.8 per cent subsidiary Turquoise Hill Resources Ltd closed its rights offering. Rio Tinto exercised all of its rights under the basic subscription, with holders of non-controlling interest subscribing for 495,133,382 shares at a price of C$2.53 per share. Rio Tinto's share in Turquoise Hill remained unchanged at 50.8 per cent of common shares as a result of the offering.

Accounting policies

The financial information included in this report has been prepared on the basis of all IFRSs and Interpretations adopted by the European Union that are mandatory for periods ending 31 December 2013 and in accordance with: applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 22 December 2010 (as amended on 17 February 2012); and Article 4 of the European Union IAS regulation.

The EU IFRS financial information has been drawn up on the basis of accounting policies, methods of computation and presentation consistent with those applied in the financial statements for the year to 31 December 2012 except for the changes in accounting requirements set out below.

The impact of these changes in accounting requirements on the statement of financial position as at 1 January 2012 together with the impact on the income statement for the full year to 31 December 2012 are set out on pages 44 to 45. Material impacts on the primary statements for prior periods presented are explained below. With the exception of IFRS 13, all of the changes were effective from 1 January 2011, the start of the earliest period that will be presented in the Group's 2013 Annual Report. Application of IAS 19 (revised 2011) is fully retrospective.

Annual Improvements 2011
 These Annual Improvements address six areas, none of which materially impacted the Group's primary statements.

Amendment to IAS 1 'Presentation of Financial Statements – Presentation of items of other comprehensive income'.
 The amendment requires items presented in Other Comprehensive Income ('OCI') to be grouped on the basis of whether they can potentially be reclassified to the Income Statement (reclassification adjustments). Tax applicable to these items is grouped on the same basis. The Group Statement of comprehensive Income for the year ended 31 December 2012 has been restated accordingly.

IAS 19 (revised 2011) 'Employee Benefits' ('IAS 19R')
 The amendment to IAS 19 requires the expected return on assets to assume returns in line with the discount rate applied to the calculation of the pension obligation, whereas the previous standard allowed an assumed rate based on assets actually held which generally gave a higher rate. The income statement impact on the expected return on assets is offset in actuarial gains and losses within the Statement of comprehensive income. The amendment also changes the timing of recognition of past service cost.

Continues	Page 41 of 50

IFRS 10 ‘Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’ and IAS 28 (revised 2011) 'Investments in Associates and Joint Ventures'

IFRS 10, IFRS 11 and IAS 28 are not mandatory under EU IFRS until 2014, however, early adoption is permitted and the Group has chosen to early adopt. IFRS 10 replaces previous guidance on control and consolidation in IAS 27 ‘Consolidated and Separate Financial Statements’ and SIC 12 ‘Consolidation – Special Purpose Entities’; it provides a revised definition of control to be used as the basis for determining which entities are consolidated in the financial statements.

IFRS 11 ‘Joint Arrangements’ replaces IAS 31 ‘Interests in Joint Ventures’. The classification and subsequent accounting for joint arrangements now depends on the rights and obligations of the parties to the arrangement and not just the legal form. These standards have been adopted with effect from 1 January 2011.

All entities and arrangements within the Group have been reviewed to assess the impact of IFRS 10 and IFRS 11. As a result certain operations (including Queensland Alumina Limited, New Zealand Aluminium Smelters Limited, and Pechiney Reynolds Quebec Inc.) that were previously equity accounted are now accounted for as Joint Operations. These arrangements are primarily designed for the provision of output to the parties sharing joint control indicating that the parties have rights to substantially all the economic benefits of the assets. The liabilities of the arrangements are in substance satisfied by cash flows received from the parties; this dependence indicates that the parties effectively have obligations for the liabilities. It is these facts and circumstances that give rise to the classification as Joint Operations.

As a result the Group no longer recognises ‘Investments in equity accounted units’ or ‘Share of profit/(loss) after tax of equity accounted units’ for these arrangements, but instead consolidates its share of their assets, liabilities, revenues, expenses and cash flows on a line by line basis.

The reduction in ‘Investments in equity accounted units’ and increase in other assets shown in the restated Statement of financial position at 1 January 2012, also results in a reallocation of the 2012 impairment charge. Under IFRS the impairment charge is allocated to goodwill before other assets; the goodwill that is recognised in the restated Statement of financial position at 1 January 2012 is therefore impaired before certain other assets in 2012. This results in an increase of US$1.4 billion in the allocation of the impairment charge to goodwill, with a corresponding decrease in the allocation to ‘Property, plant and equipment’, ‘Investments in equity accounted units’ and ‘Intangible assets’ as well as an increase in ‘Deferred tax liabilities’. There is no change in the total Aluminium businesses’ post tax impairment charge for 2012 as a result of these changes.

IFRS 13 ‘Fair Value Measurement’

IFRS 13 is prospective in application. It establishes a single source of guidance for all fair value measurements. The standard provides guidance on how to measure fair value when fair value is required or permitted under other standards. It does not change when an entity is required to use fair value. For the year to 31 December 2013 this has resulted in some minor changes to the method of valuation of embedded commodity derivatives.

IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’

In open pit mining operations, it is necessary to remove overburden and other waste materials in order to access ore from which minerals can be extracted economically. The process of removing overburden and waste materials is referred to as stripping.

The Group capitalises pre-production stripping costs incurred during the development of a mine (or pit) as part of the investment in construction of the mine (or pit) . These costs are subsequently amortised over the life of the mine (or pit) on a units of production basis. This accounting treatment is unchanged by the implementation of IFRIC 20 which specifies the accounting for post-production stripping costs only.

The Group’s accounting policy for post-production stripping costs for 2012 and previous years was to defer costs where this was the most appropriate basis for matching the costs against the related economic benefits and the effect was material. Implementation of IFRIC 20 has changed the way in which the Group accounts for post-production stripping costs and resulted in a write off to retained earnings on implementation.

IFRIC 20 is not fully retrospective; the impact of adoption is calculated as at 1 January 2011 and comparatives are restated from that point.

Continues	Page 42 of 50

On implementation of IFRIC 20 capitalised post-production stripping costs could only be carried forward if they could be identified with a remaining component of the ore body for the relevant Business Unit. A net amount of US$0.7 billion was therefore written off these capitalised costs (pre-tax and non-controlling interests) which reduced retained earnings at 1 January 2011 by US$0.4 billion post tax and non-controlling interests.

The Group’s criteria for identifying separate operations as disclosed in the 2012 annual report are unchanged.

Updated 'Basis of consolidation' accounting policy

The financial statements comprise consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited (together ‘the Companies’) and their respective subsidiaries (together ‘the Group’) together with the Group’s share of joint arrangements and associates accounted for as described below.

All intragroup transactions and balances have been eliminated on consolidation.

Subsidiaries: Subsidiaries are entities controlled by the Companies. Control exists where the Companies have: power over the entities, i.e. existing rights that give them the current ability to direct the relevant activities of the entities (those that significantly affect the Companies' returns); exposure, or rights, to variable returns from their involvement with the entities; and the ability to use their power to affect those returns.

Joint Arrangements: A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control such that decisions about the relevant activities of the arrangement (those that significantly affect the Companies’ returns) require the unanimous consent of the parties sharing control. The Group has two types of joint arrangement:

Joint Ventures (JVs): A JV is a joint arrangement in which the parties that share joint control have rights to the net assets of the arrangement. JVs are accounted for using the equity accounting method.

Under this method of accounting the investment is recorded initially at cost to the Group, including any goodwill on acquisition. In subsequent periods the carrying amount of the investment is adjusted to reflect the Group’s share of the joint ventures’ retained post acquisition profit or loss and other comprehensive income.

Joint Operations (JOs): A JO is a joint arrangement in which the parties that share joint control have rights to the assets, and obligations for the liabilities, relating to the arrangement. This includes situations where the parties benefit from the joint activity through a share of the output, rather than by receiving a share of the results of trading. In relation to its interest in a JO the Group recognises: its share of assets and liabilities, revenue from the sale of its share of the output and its share of any revenue generated from the sale of the output by the JO ; and its share of expenses. These are incorporated into the Group’s financial statements under the appropriate headings.

Associates: An associate is an entity that is neither a subsidiary nor a joint arrangement, over which the Group has significant influence. Significant influence is presumed to exist where the Group has between 20 per cent and 50 per cent of the voting rights, unless it can be clearly demonstrated that this is not the case. Significant influence can arise where the Group holds less than 20 per cent if it has the power to participate in the financial and operating policy decisions affecting the entity; it can also arise where the Group holds more than 50 per cent if there is neither control nor joint control.

Investments in associates are accounted for using the equity method of accounting. Under this method of accounting the investment is recorded initially at cost to the Group, including any goodwill on acquisition. In subsequent periods the carrying amount of the investment is adjusted to reflect the Group’s share of the associates’ retained post-acquisition profit or loss and other comprehensive income.

The Group uses the term “Equity accounted units” to refer to associates and JVs collectively. For all equity accounted units the carrying value will include any long term debt interests that in substance form part of the Group’s net investment.

Continues	Page 43 of 50

Where necessary, adjustments are made to the assets, liabilities, and results of subsidiaries, joint arrangements and associates to bring their accounting policies into line with those used by the Group.

Updated 'Deferred stripping' accounting policy

In order to qualify for capitalisation as a stripping activity asset, post-production stripping costs must meet three criteria:

  It must be probable that economic benefit will be realised in a future accounting period as a result of improved access to the ore body created by the stripping activity; and

  It must be possible to identify the ‘component’ of the ore body for which access has been improved; and

  It must be possible to reliably measure the costs that relate to the stripping activity.

A ‘component’ is a specific volume of the ore body that is made more accessible by the stripping activity. It will typically be a subset of the larger ore body that is distinguished by a separate useful economic life.

When the cost of stripping related to development which has a future benefit is not distinguishable from the cost of producing current inventories, i.e. there is a mixture of waste being removed to extract ore in the current period as well as waste being removed to allow extraction of ore in future periods, the stripping costs are allocated to each activity based on a relevant production measure. Generally, the measure would be calculated based on a ratio (‘Ratio’) obtained by dividing the tonnage of waste mined for the component for the period either by the quantity of ore mined for the component or by the quantity of minerals contained in the ore mined for the component. In some operations, the quantity of ore is a more appropriate basis for allocating costs, particularly, where there are important by-products. Stripping costs incurred in the period related to the component are deferred to the extent that the current period Ratio exceeds the life of component Ratio. The stripping activity asset is depreciated on a ‘units of production’ basis based on expected production of either ore or contained mineral over the life of the component unless another method is more appropriate.

The life of component Ratio is based on proved and probable reserves of the mine (and for some mines, other mineral resources) and the annual mine plan; it is a function of the mine design and therefore changes to that design will generally result in changes to the Ratio.

Changes in other technical or economic parameters that impact on reserves may also have an impact on the life of component Ratio even if they do not affect the mine design. Changes to the life of component Ratio are accounted for prospectively.

It may be the case that subsequent phases of stripping will access additional ore and that these subsequent phases are only possible after the first phase has taken place. Where applicable, the Group considers this on a mine by mine basis. Generally, the only ore attributed to the stripping activity asset for the purposes of calculating the life of component Ratio and for the purposes of amortisation is the ore to be extracted from the originally identified component.

Deferred stripping costs are included in “Mining properties and leases” within property, plant and equipment or within “Investments in equity accounted units”, as appropriate. Amortisation of deferred stripping costs is included in net operating costs or in the Group’s share of the results of its equity accounted units, as appropriate.

Continues	Page 44 of 50
Group statement of financial position
	As reported at				As restated at
	1 January	IFRIC 20	IFRS 11	IAS 19R	1 January
	2012	restatement	restatement	restatement	2012
	US$m	US$m	US$m	US$m	US$m
Non-current assets
Goodwill	8,187	–	1,371	–	9,558
Intangible assets	7,955	–	87	–	8,042
Property, plant and equipment	64,967	(224)	1,638	–	66,381
Investments in equity accounted units	9,833	(176)	(2,109)	–	7,548
Inventories	381	–	–	–	381
Deferred tax assets	1,875	60	(74)	3	1,864
Trade and other receivables	2,365	–	(323)	–	2,042
Other financial assets (including tax
recoverable and loans to equity accounted
units)	1,996	–	16	–	2,012

	97,559	(340)	606	3	97,828
Current assets
Inventories	5,307	(2)	233	–	5,538
Trade and other receivables	6,058	–	2	–	6,060
Other financial assets (including tax
recoverable and loans to equity accounted	863	–	13	–	876
units)
Cash and cash equivalents	9,670	–	92	–	9,762

	21,898	(2)	340	–	22,236
Assets of disposal groups held for sale	88	–	–	–	88

Total assets	119,545	(342)	946	3	120,152

Current liabilities
Borrowings and other financial liabilities	(1,447)	–	32	–	(1,415)
Trade and other payables	(9,381)	–	(201)	–	(9,582)
Tax payable	(2,651)	–	(11)	–	(2,662)
Provisions including post retirement benefits	(1,487)	–	(10)	(6)	(1,503)

	(14,966)	–	(190)	(6)	(15,162)

Non-current liabilities
Borrowings and other financial liabilities	(20,357)	–	(172)	–	(20,529)
Trade and other payables	(719)	–	11	–	(708)
Tax payable	(382)	–	(22)	–	(404)
Deferred tax liabilities	(6,210)	33	(123)	–	(6,300)
Provisions including post retirement benefits	(17,670)	–	(450)	(12)	(18,132)

	(45,338)	33	(756)	(12)	(46,073)
Liabilities of disposal groups held for sale	(33)	–	–	–	(33)

Total liabilities	(60,337)	33	(946)	(18)	(61,268)

Net assets	59,208	(309)	–	(15)	58,884

Capital and reserves
Share capital
– Rio Tinto plc	234	–	–	–	234
– Rio Tinto Limited	5,582	–	–	–	5,582
Share premium account	4,208	–	–	–	4,208
Other reserves	14,731	–	–	14	14,745
Retained earnings	27,784	(325)	–	(29)	27,430

Equity attributable to owners
of Rio Tinto	52,539	(325)	–	(15)	52,199
Attributable to non-controlling interests	6,669	16	–	–	6,685

Total equity	59,208	(309)	–	(15)	58,884

Continues	Page 45 of 50
Group Income Statement – restatement of full year 2012
	As reported				As restated
	Year to	IFRIC 20(a)		IAS 19R(b)	Year to
	31 December		IFRS 11		31 December
	2012	restatement	restatement	restatement	2012
	US$m	US$m	US$m	US$m	US$m
Profit/(loss) before taxation	(2,568)	33	176	(72)	(2,431)
Taxation	(429)	(6)	(179)	25	(589)

Loss from continuing operations	(2,997)	27	(3)	(47)	(3,020)
Loss after tax from discontinued	(7)	–	–	–	(7)
operations

Loss for the year	(3,004)	27	(3)	(47)	(3,027)

– attributable to non-controlling interests	(14)	16	–	(1)	1
– attributable to owners of Rio Tinto	(2,990)	11	(3)	(46)	(3,028)
(Net earnings)

(a)	The IFRIC 20 restatement impact to net earnings reflects additional capitalisation partly offset by additional depreciation.

(b)

There was a post tax credit within Other Comprehensive income of US$61 million in the year ended 31 December 2012 for actuarial gains and losses offsetting the reduced return on assets. The net impact to Rio Tinto equity of US$15 million in the year ended 31 December 2012 relates to changes in timing of recognition of past service cost under IAS 19R.

Continues	Page 46 of 50
Summary financial data in Australian dollars, Sterling and US dollars
2013	Restated(d)	2013	Restated(d)		2013	Restated(d)
	2012		2012			2012
A$m	A$m	£m	£m		US$m	US$m
56,353	53,683	34,882	35,082	Gross sales revenue	54,575	55,597
52,838	49,189	32,706	32,145	Consolidated sales revenue	51,171	50,942
				Profit/(loss) before tax from continuing
3,619	(2,347)	2,240	(1,534)	operations	3,505	(2,431)
1,114		690		Profit/(loss) for the year from continuing	1,079
	(2,916)		(1,906)	operations		(3,020)
–		–		Loss for the year from discontinued	–
	(7)		(4)	operations		(7)
				Net (loss)/earnings attributable to Rio
3,784	(2,924)	2,342	(1,911)	Tinto shareholders	3,665	(3,028)
10,550	8,950	6,530	5,849	Underlying earnings (a)	10,217	9,269
204.9c		126.8p		Basic earnings/(loss) per ordinary share	198.4c
	(157.8)c		(103.1)p	from continuing operations (b)		(163.4)c
571.1c		353.5p		Basic Underlying earnings per ordinary	553.1c
	484.0c		316.3p	share (a), (b)		501.3c
				Dividends per share to Rio Tinto
				shareholders (c)
184.67c	152.71c	114.62p	103.76p	–paid	178.0c	163.5c
120.14c	91.67c	65.82p	60.34p	–proposed final dividend	108.5c	94.5c
4,267	(8,510)	2,641	(5,561)	Cash flow before financing activities	4,132	(8,813)
(20,240)	(18,499)	(10,929)	(11,868)	Net debt	(18,055)	(19,192)
51,438	44,872	27,775	28,788	Equity attributable to owners of Rio Tinto	45,886	46,553

(a)	Underlying earnings exclude impairment charges and other net charges of US$6,552 million (31 December 2012: charges of US$12,297 million).

(b)	Basic earnings per ordinary share and basic Underlying earnings per ordinary share do not recognise the dilution resulting from share options in issue.

(c)	Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.

(d)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting Policies’ on pages 40 to 45.

Continues	Page 47 of 50
Metal prices and exchange rates
		2013		Increase/
			2012	(Decrease)
Metal prices – average for the year
Copper	– US cents/lb	333c	361c	(8%)
Aluminium	– US$/tonne	US$1,845	US$2,018	(9%)
Gold	– US$/troy oz	US$1,410	US$1,669	(16%)

Average exchange rates in US$
Sterling		1.56	1.58	(1%)
Australian dollar		0.97	1.04	(6%)
Canadian dollar		0.97	1.00	(3%)
Euro		1.33	1.29	3%
South African rand		0.104	0.122	(15%)

Year end exchange rates in US$
Sterling		1.65	1.62	2%
Australian dollar		0.89	1.04	(14%)
Canadian dollar		0.94	1.00	(6%)
Euro		1.38	1.32	5%
South African rand		0.096	0.118	(19%)

Continues	Page 48 of 50
Reconciliation of Net earnings to Underlying earnings

			Non-	Net	Restated	(j)
			controlling		Net
	Pre-tax	Taxation	interests	amount	amount
	2013	2013	2013	2013	2012
Exclusions from Underlying earnings	US$m	US$m	US$m	US$m	US$m
Impairment charges net of reversals (a)	(7,531)	1,547	2,556	(3,428)	(14,360)
Net gains on disposal and consolidation
of interests in businesses (b)	787	18	42	847	827
Exchange and derivative (losses)/gains(c):
– Exchange (losses)/gains on US dollar net debt and intragroup balances	(3,674)	795	(50)	(2,929)	425
– Gains on currency and interest rate derivatives not qualifying for hedge accounting (d)	30	(16)	(12)	2	59
– Gains on commodity derivatives not qualifying for hedge accounting (e)	282	(86)	–	196	66
Restructuring costs including global headcount reductions	(502)	126	9	(367)	(77)
Kennecott Utah Copper (f)	(437)	154	–	(283)	–
Clermont/Blair Athol (g)	(252)	79	–	(173)	–
MRRT (h)	–	–	–	–	1,130
Deferred tax asset write off	–	(114)	–	(114)	(134)
Other exclusions (i)	(443)	139	1	(303)	(233)
Total excluded from Underlying earnings	(11,740)	2,642	2,546	(6,552)	(12,297)
Net earnings/(loss)	3,505	(2,426)	2,586	3,665	(3,028)
Underlying earnings	15,245	(5,068)	40	10,217	9,269

Underlying earnings is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings/(loss) both represent amounts attributable to owners of Rio Tinto. Exclusions from Underlying earnings relating to both equity accounted units ('EAUs') and discontinued operations are stated after tax and amounts attributable to holders of non-controlling interest (‘NCIs’). Exclusions from Underlying earnings net of tax relating to EAUs are included in the column 'Pre-tax'. Items (a) to (i)  below are excluded from Net earnings/(loss) in arriving at Underlying earnings.

(a)  Charges relating to impairment of goodwill and other non-current assets. This includes impairment to fair value attributed to undeveloped projects acquired as part of a business combination. A post tax and NCI impairment charge of US$1,655 million relating to the Group’s copper businesses has been recognised. This includes a charge of US$1,489 million for impairment of goodwill and mining properties in respect of Oyu Tolgoi (‘OT’) following the non-cash accounting uplift when these assets were consolidated in 2010. The valuation of OT for impairment testing is based on an assessment of fair value less cost of disposal (‘FVLCD’). On 29 July 2013, Rio Tinto announced that funding and work on the underground development would be delayed pending resolution of outstanding shareholder issues including access to project finance. The consequent impact of updates to timing of revenues and expenditure resulted in the carrying value being higher than FVLCD and an impairment has therefore been recognised.

Impairments to the Group’s copper businesses also include adjustments to reduce the carrying value of the Eagle nickel-copper project to FVLCD prior to divestment on 17 July 2013, the impact of medium and long term coking and thermal coal prices on non-cash fair value acquisition adjustments to undeveloped projects at South Gobi Resources, and of commodity prices on certain short-lived copper-gold assets.

In addition, there was a post tax impairment of US$1,293 million relating to the Group’s aluminium businesses. The impairment includes US$555 million for the Gove refinery, following an announcement on 29 November 2013 to suspend alumina production and focus on the bauxite operation. As a result of this decision, the timing and scope of site restoration and environmental rehabilitation cash flows have been revised; together with the write off of operating assets not fully depreciated, these charges are recognised as an impairment. The remaining post tax charge of US$738 million relates to the Group’s Canadian aluminium operations; primarily at Kitimat in British Columbia, resulting from a change in assumptions about future capital required to complete the modernisation project which diminished the value of the associated intangible assets, and another site closure within the Aluminium portfolio.

Continues	Page 49 of 50

A post tax impairment charge of US$470 million relating to Rio Tinto Coal Mozambique (‘RTCM’) has been recognised. The valuation of RTCM is based on an assessment of FVLCD derived from discounted future cash flows, which included a reassessment of the development plan and review of the discount rate and country associated risk premium resulting in the recoverable value being below carrying value.

Evaluating impairment of non-current assets is a judgmental area and the Group’s remaining balances of goodwill, intangible fixed assets and property, plant and equipment remain sensitive to the key assumptions applied in calculating the impairment charges for 2013 described above. Any adverse change to any of the key assumptions could lead to further impairments. Estimates relating to the potential impact of changes to these assumptions will be disclosed in the Group’s Annual Report and Accounts for the year ended 31 December 2013.

Impairment charges of US$14,360 million net of tax were recognised in 2012, of which US$11,000 million related to the Group's aluminium businesses (including Pacific Aluminium) and US$2,860 million to Rio Tinto Coal Mozambique (‘RTCM’). In addition, there was a post- tax impairment of US$460 million relating to the Group’s Argyle diamond mine and US$40 million in other net impairments.

(b)

Net gains on disposal and consolidation of interests in businesses during 2013 mainly relate to the Group’s divestment of its remaining interest in Constellium (formerly Alcan Engineering Products), and the Northparkes mine.

Gains and losses on disposal and consolidation of interests in businesses in the year ended 31 December 2012 related principally to a gain of US$965 million arising on consolidation of Richards Bay Minerals ('RBM') at 3 September 2012 and a US$167 million loss on consolidation of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Limited) on 24 January 2012.

(c)

  Net exchange losses in 2013 comprise post-tax foreign exchange losses of US$1,503 million on US dollar denominated net debt in non-US dollar functional currency companies (on borrowings of approximately US$28.5 billion), and US$1,426 million losses on intragroup balances, as the Australian and Canadian dollars weakened against the US dollar.

(d)

Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(e)

Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(f)

Kennecott Utah Copper, Bingham Canyon mine experienced a slide along a geological fault line of its north-eastern wall on 10 April 2013. Charges relating to the slide, which have been excluded from underlying earnings primarily comprise the write off of certain deferred stripping assets and damaged equipment. Adjustments for settlement of insurance claims have been made to the amount excluded from underlying earnings, and will continue as insurance claims are settled.

(g)	Adjustments in relation to Clermont and Blair Athol arose following reclassification to disposal groups held for sale, and reflect contractual obligations for product sales and funding of closure activities, which will remain with the Group following completion of the divestments. Further adjustments in respect of these obligations will be combined with the net gain/loss on disposal expected to be recognised in 2014.

(h)	A deferred tax asset was recognised following the introduction of the Minerals Resource Rent Tax (‘MRRT’) on 1 July 2012.

Continues	Page 50 of 50

(i)	Other credits and charges that, individually, or in aggregate, if of similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. In 2013, other exclusions include adjustments relating to inventory sold by Richards Bay Minerals (‘RBM’) during the period, which had been recognised at fair value on initial consolidation in 2012.

(j)	Comparative information has been restated to reflect a number of new accounting standards. Please see the note on ‘Accounting Policies’ on pages 40 to 45.

Availability of this report

This report is available on the Rio Tinto website (www.riotinto.com).